FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT INDEX

1	Turkcell Iletisim Hizmetleri A.S. Consolidated Interim Financial Statements As at and for the nine months ended 30 September 2007

2	Press Release dated November 7, 2007

EXHIBIT 1

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEET

As at 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	30 September	31 December
		2007	2006
Assets
Property, plant and equipment	12	2,132,525	1,916,991
Intangible assets	13	1,319,438	1,234,668
Equity accounted investees	14	617,922	523,840
Other investments, including derivatives	15	41,541	35,095
Due from related parties	32	69,742	72,506
Other non-current assets	16	40,701	121,465
Deferred tax assets	17	3,690	3,052
Total non-current assets		4,225,559	3,907,617

Inventories		14,569	11,018
Other investments, including derivatives	15	29,109	61,733
Due from related parties	32	36,996	66,101
Trade receivables and accrued income	18	525,738	318,973
Other current assets	19	302,796	125,653
Cash and cash equivalents	20	2,514,528	1,598,640
Total current assets		3,423,736	2,182,118

Total assets		7,649,295	6,089,735

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434
Reserves	21	757,404	(4,884)
Retained earnings	21	2,821,321	2,394,838
Total equity attributable to equity holders of the Company		5,215,363	4,026,592

Minority interest	21	133,379	91,375

Total equity		5,348,742	4,117,967

Liabilities
Loans and borrowings	23	139,695	113,503
Employee benefits	24	24,083	17,648
Other non-current liabilities		1,417	8,683
Deferred tax liabilities	17	120,483	196,260
Total non-current liabilities		285,678	336,094

Bank overdraft	20	2	285
Loans and borrowings	23	600,248	526,083
Income taxes payable	11	323,931	309,470
Trade and other payables, including derivatives	27	802,792	579,421
Due to related parties	32	8,411	6,844
Deferred income	25	247,918	184,337
Provisions	26	31,573	29,234
Total current liabilities		2,014,875	1,635,674

Total liabilities	2,300,553	1,971,768

Total equity and liabilities	7,649,295	6,089,735

The notes on page 6 to 84 are an integral part of these consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM INCOME STATEMENT

For the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Nine months ended 30 September		Three months ended 30 September
	Note	2007	2006	2007	2006

Revenue	8	4,521,043	3,496,941	1,722,766	1,199,393
Direct cost of revenue		(2,254,272)	(1,965,853)	(799,851)	(651,501)
Gross profit		2,266,771	1,531,088	922,915	547,892

Other income		10,153	10,596	1,801	480
Selling and marketing expenses		(810,166)	(615,657)	(296,853)	(212,702)
Administrative expenses		(163,726)	(125,718)	(56,867)	(40,173)
Other expenses		(3,541)	(8,612)	558	(1,923)
Results from operating activities		1,299,491	791,697	571,554	293,574

Finance income	10	213,516	121,015	83,472	40,533
Finance expense	10	(445,394)	(65,974)	(230,719)	42,782
Net finance costs		(231,878)	55,041	(147,247)	83,315

Share of profit of equity accounted investees		43,346	62,268	17,196	26,503
Profit before income tax		1,110,959	909,006	441,503	403,392

Income tax expense	11	(197,220)	(361,249)	(50,186)	(108,922)
Profit for the period		913,739	547,757	391,317	294,470

Attributable to:
Equity holders of the Company		946,957	585,859	401,188	311,814
Minority interest		(33,218)	(38,102)	(9,871)	(17,344)
Profit for the period		913,739	547,757	391,317	294,470

Basic and diluted earnings per share	22	0.430435	0.266300	0.182358	0.141734
(in full USD)

The notes on page 6 to 84 are an integral part of these consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF RECOGNIZED INCOME AND EXPENSE

For the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Nine months ended 30 September		Three months ended 30 September
	2007	2006	2007	2006

Foreign currency translation differences	641,370	(352,682)	356,829	188,159
Net change in fair value of available-for-sale securities	1,737	(303)	(463)	(70)
Income and expense recognized directly in equity	643,107	(352,985)	356,366	188,089

Profit for the period	913,739	547,757	391,317	294,470

Total recognized income for the period	1,556,846	194,772	747,683	482,559

Attributable to:
Equity holders of the Company	1,600,684	232,874	769,299	499,903
Minority interest	(43,838)	(38,102)	(21,616)	(17,344)
Total recognized income for the period	1,556,846	194,772	747,683	482,559

The notes on page 6 to 84 are an integral part of these consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Nine months ended
	2007	2006
Cash flows from operating activities
Profit for the period	913,739	547,757
Adjustments for:	1,063,684	804,120
Depreciation	395,764	397,279
Amortization of intangibles	193,034	167,883
Foreign exchange loss, net	382,615	12,764
Net finance income	(156,414)	(60,832)
Provision for doubtful receivables	23,872	17,711
Income tax expense	197,220	361,249
Share of profit of equity accounted investees	(76,407)	(68,712)
Gain on sale of property, plant and equipment	(90)	-
Translation reserve	96,980	(27,123)
Net gain/(loss) on remeasurement of investments	2,381	(2,579)
Amortization of transaction costs of borrowings	4,729	6,480
	(378,643)	(179,955)
Change in trade receivables	(183,425)	(94,158)
Change in due from related parties	39,479	25,424
Change in inventories	(1,715)	(1,733)
Change in other current assets	(37,231)	(31,449)
Change in other non-current assets	(22,551)	454
Change in due to related parties	897	794
Change in trade and other payables	(3,890)	60,007
Change in other current liabilities	149,923	(30,614)
Change in other non-current liabilities	(7,545)	3,382
Change in employee benefits	3,494	1,005
Change in deferred income	32,481	1,323
Change in provisions	(790)	(7,369)

Interest paid	(22,954)	(44,266)
Income tax paid	(337,767)	(62,755)
Dividend received	12,951	-
Net cash from operating activities	1,598,780	1,171,922

Cash flows from investing activities
Proceeds from sale of property plant and equipment	3,361	-
Proceeds from currency option contracts	14,345	-
Proceeds from sale of available-for-sale financial assets	27,114	6,712
Proceeds from settlement of held-to-maturity investments	8,300	9,218
Interest received	192,789	109,383
Dividends received	18,131	-
Acquisition of property, plant and equipment	(383,622)	(291,207)
Acquisition of intangibles	(116,968)	(102,876)
Acquisition of minority interest	-	(17,529)
Payment of currency option contracts premium	(7,809)	-
Investment in other investments	-	(152,466)
Acquisition of available-for-sale financial assets	(119)	(52,617)
Acquisition of held-to-maturity investments	-	(6,015)
Net cash used in investing activities	(244,478)	(497,397)

Cash flows from financing activities
Payment of transaction costs	(205)	(52,166)
Proceeds from issuance of loans and borrowings	469,673	847,690
Repayment of borrowings	(427,682)	(915,309)
Dividends paid	(457,625)	(342,166)
Change in minority interest	123,721	61,272
Reimbursement of borrowing costs	11,983	-
Net cash used in financing activities	(280,135)	(400,679)

Effects of foreign exchange rate fluctuations on balance sheet items	224,620	(84,164)

Net increase/(decrease) in cash and cash equivalents	1,298,787	189,682
Cash and cash equivalents at 1 January	1,598,356	808,153
Effect of exchange rate fluctuations on cash and cash equivalents	(382,615)	(12,764)
Cash and cash equivalents at 30 September	2,514,528	985,071

The notes on page 6 to 84 are an integral part of these consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet caddesi No:71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

In July 2007 and November 2006, Cukurova Group sold 3.24% and 5.88% of the total shares, respectively. The Company did not receive any proceeds from this offering.

As at 30 September 2007, two significant founding shareholders, Sonera Holding BV and Cukurova Group own approximately 37.1% and 18.0%, respectively, of the Company’s share capital, and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On 28 November 2005, upon completion of a series of transactions, Alfa Group acquired 13.2% indirect ownership in the Company through its Altimo subsidiary, one of Russia’s leading private telecommunications investors.

The consolidated interim financial statements of the Company as at and for the nine and three months ended 30 September 2007 comprise the Company and its seventeen subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. The Company’s and each of its subsidiaries’, associate’s and joint ventures’interim financial statements are prepared as at and for the nine and three months ended 30 September 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and its interpretations adopted by the International Accounting Standards Board (“IASB”).

The Group’s consolidated interim financial statements were approved by the Board of Directors on 7 November 2007.

(b)	Basis of measurement

The accompanying consolidated interim financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in note 4.

(c)	Functional and presentation currency

The consolidated interim financial statements are presented in US Dollars, rounded to the nearest thousand. Moreover, all financial information expressed in new Turkish Lira (“TRY”), Euros (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TRY. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is US Dollars. The functional currency of LLC Astelit (“Astelit”) and East Asian Consortium BV (“Eastasia”) is Ukrainian Hryvnia and EUR, respectively.

(d)	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about estimates, uncertainty and critical judgements about the contingencies are described in note 31 and detailed analysis with respect to accounting estimates and judgements of bad debts, useful life or expected pattern of consumption of the future economic benefits embodied in depreciable assets is provided below:

Key sources of estimation uncertainty

In note 28, detailed analysis is provided for the foreign exchange exposure of the Company and risks in relation to foreign exchange movements.

Critical accounting judgments in applying the Company’s accounting policies

Certain critical accounting judgments in applying the Company’s accounting policies are described below:

Trade receivables and accrued income

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, past experience and general economic conditions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Company’s accounting policies (continued)

Useful life of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful life of the License is based on duration of the license agreement.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In the absence of specific guidance under IFRSs on distinguishing between an agent and a principal, management considered the following factors:

•	The Group does not take the responsibility for fulfillment of the games.

•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.

•	The Group earns a stated percentage of the total turnover.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements, and have been applied consistently by Group entities.

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

(a)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(ii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 Business Combinations (“IFRS 3”). The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Group’s controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within the Group equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iii)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment loss. The consolidated interim financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 30 September 2007 are Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iv)	Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated interim financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognised in the income statement. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognised directly in equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(ii)	Foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on acquisition, are translated to US Dollars at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to US Dollars at exchange rates approximating to the exchange rates at the dates of the transactions.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payables to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated interim financial statements are presented in US Dollars, which is the presentation currency of the Group. The Group uses US Dollars as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each balance sheet presented (including comparatives) are translated to US Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) in non-hyperinflationary economies are translated to US Dollars at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognised directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in foreign currency translation reserve. They are transferred to the income statement upon disposal.

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Non-derivative financial instruments (continued)

Accounting for finance income and expense is discussed in note 3(m).

Held-to-maturity investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

Changes in fair value of separable embedded derivatives are recognised immediately in profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects, and is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

(d)	Property, plant and equipment
(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “other income” in profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii)	Depreciation

Depreciation is recognized in the profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment (continued)

(iii)	Depreciation (continued)

Buildings	25 – 50 years
Network infrastructure	5– 10 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Central betting terminals	1 – 5 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

During March 2007, Inteltek renewed its fixed odds betting contract reducing the period of the contract to March 2008 from September 2011, which resulted in change in expected usage of betting property, plant and equipment. As a result, expected useful lives of operational assets decreased. Effect of this change on depreciation expense recognized in direct cost of revenues in current and future periods is as follows:

	Nine months ended 30 September 2007	Year ended 31 December 2007	Year ended 31 December 2008
Increase/(decrease) in depreciation	6,903	10,934	(1,604)

(e)	Intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)).

(i)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

(ii)	Amortization

Amortization is recognized in the profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3 – 8 years
GSM and other telecommunications license	3 – 25 years
Transmission lines	10 years
Central betting system operating right	1 – 5 years
Customer base	2 years

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet.

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. At 30 September 2007, inventories mainly consist of simcards and scratch cards.

(h)	Impairment

(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(h)	Impairment (continued)

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”).

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(i)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TRY 2,030 as at 30 September 2007 (equivalent to full $1,685 as at 30 September 2007) (31 December 2006: full TRY 1,857 (equivalent to full $1,541 as at 30 September 2007)) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated interim financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees. The calculation was based upon the retirement pay ceiling announced by the Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(i)	Employee benefits (continued)

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss when they are due. Turkcell initiated a defined contribution retirement plan for all eligible employees during 2005. Besides, Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (“Inteltek”) and Bilyoner Interaktif Hizmetler AS (“Bilyoner”), other consolidated subsidiaries, initiated a defined contribution plan for all eligible employees during 2006. The assets of the plan are held separately from the consolidated interim financial statements of the Group. The Company, Inteltek and Bilyoner are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Company, Inteltek and Bilyoner with respect to the retirement plan is to make the specified contributions.

(j)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

(k)	Revenue

Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Instead, deferred revenue is recorded under current liabilities.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(k)	Revenue (continued)

Commission fees mainly comprised of net takings earned to a maximum of 7% of gross takings, as a head agent of fixed odds betting games starting from 15 March 2007 and 4.3% commission recognized based on the para-mutual and fixed odds betting games operated on Central Betting System. Prior to 15 March 2007, under the former head agency agreement, head agency commission fees were earned to a maximum of 12% of gross takings. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the head agency agreement, Inteltek is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Simcard sales are recognized net of returns, discounts and rebates upon initial entry of a new subscriber into the GSM system only to the extent of direct costs. Excess simcard and prepaid simcard sales, if any, are deferred and amortized over the estimated effective subscriber life.

Call center revenues are recognized at the time the services are rendered.

(l)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

(m)	Finance income and expenses

Finance income comprises interest income on funds invested (including available-for sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method. Dividend income is recognised in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognised on financial assets. All borrowing costs are recognised in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(n)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(o)	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(p)	Earnings per share

The Group presents basic earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(q)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group’s business and geographical segments. The Group’s primary format for segment reporting is based on geographical segment and secondary segment reporting is based on business segments.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments and related revenue, loans and borrowings and related expenses and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(r)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at 30 September 2007, and have not been applied in preparing these consolidated interim financial statements:

•	IFRS 8 Operating Segments requires that an entity should disclose information to enable users of its financial statements to evaluate the nature and financial effects of the types of business activities in which it engages and the economic environments in which it operates. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. IFRS 8 is effective for annual financial statements for periods beginning on or after 1 January 2009 and will require additional disclosures for the Group. Earlier adoption is permitted.

•	IFRIC 11, IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Group’s 2008 financial statements, with retrospective application required. It is not expected to have any impact on the consolidated financial statements.

•	Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as a part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s 2009 financial statements and will not constitute a change in accounting policy for the Group.

•	IFRIC 12, Service Concession Arrangements provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession agreements. IFRIC 12 becomes effective for annual periods beginning on or after 1 January 2008. At present, the Group provides telecommunications services which it recognizes property, plant and equipment and depreciates on a straight-line basis over the term of the concession agreement. The Group is evaluating the potential effects on its consolidated financial statements.

•	IFRIC 13 Customer Loyalty Programmes requires that an entity recognise credits that it awards to customers as part of a sales transaction as a separately identifiable component of revenue, which would be deferred at the date of the initial sale. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008 and the Group is evaluating the potential effects on its consolidated financial statements.

•	Revised IAS 1 Presentation of Financial Statements does not change the recognition measurement or disclosure of transactions and events that are required by other IFRSs. The revised standard introduces as a financial statement the “statement of comprehensive income”. The revised standard is effective for annual financial periods beginning on or after 1 January 2009, with early adoption permitted.

•	IFRIC 14IAS 19 –The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements on such assets. It also addresses when a minimum funding requirement might give rise to a liability. IFRIC 14 is effective for annual periods beginning on or after 1 January 2008, and is not expected to have any impact on the consolidated financial statements of the Group.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price and over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risks

•	Liquidity risks

•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

The Board of Directors has overall responsibility for the establishment and overside of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, ageing profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of post-paid subscribers.

Investments are allowed only in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and capital adequacy ratios periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings. The Group does not expect any counterparty fail to meet its obligations.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of receivables from subscribers. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on historical data of payment statistics. Impairment loss as a percentage of revenues represented 0.5% of revenues for the nine months ended 30 September 2007. If impairment loss as a percentage of revenues increased to 1.5% of revenues, the impairment loss would have been increased by $43,944, negatively impacting profit for the nine months ended 30 September 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Foreign currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily TRY for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are Euro, US Dollars and Swedish Krona.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date. When necessary, forward exchange contracts are rolled over at maturity.

The Group’s investments in its equity pick-up investee Fintur and its subsidiary in Ukraine are not hedged with respect to the currency risk arising from the net assets as those currency positions are considered to be long-term in nature.

To manage foreign currency risk more efficiently, the Group enters into forward contracts, details of which are given in note 28.

Interest rate risk

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 30 September 2007.

The Board’s policy is to maintain a strong capital base as to maintain investor, creditor and market confidence and to sustain future development of the business.

6.	Segment reporting

Geographical segments:

The primary format, geographical segments, is based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the entities. Segment assets are based on the geographical location of the assets.

The Group comprises the following main geographical segments: Turkey, Ukraine, Turkish Republic of Northern Cyprus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Business segments:

In presenting information on the basis of business segments, segment revenue is based on the operational activity of the entities. Segment assets are based on the intended use of the assets.

The Group comprises the following main business segments: Telecommunications and betting businesses

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

	Nine months ended 30 September

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated

	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Total external revenues	4,287,142	3,390,172	171,939	57,629	61,962	49,140	—	—	—	—	4,521,043	3,496,941
Inter-segment revenue	3,667	998	949	—	4,432	3,987	—	—	(9,048	(4,985)	—	—

Total segment revenue	4,290,809	3,391,170	172,888	57,629	66,394	53,127	—	—	(9,048	(4,985	4,521,043	3,496,941

Segment result	1,370,674	911,872	(86,141)	(128,436)	8,261	4,801	—	—	85	1,476	1,292,879	789,713

Unallocated income, net											6,612	1,984

Results from operating activities											1,299,491	791,697

Net finance costs											(231,878)	55,041
Share of profit/(loss) of equity
accounted investees	(32,729)	(738)	—	—	—	—	76,075	63,006	—	—	43,346	62,268

Income tax expense											(197,220)	(361,249)

Profit for the period											913,739	547,757

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)
	Three months ended 30 September

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated

	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Total external revenues	1,625,806	1,161,206	75,145	20,775	21,815	17,412	—	—	—	—	1,722,766	1,199,393
Inter-segment revenue	1,663	401	333	—	1,556	3,040	—	—	(3,552	(3,441)	—	—

Total segment revenue	1,627,469	1,161,607	75,478	20,775	23,371	20,452	—	—	(3,552	(3,441	1,722,766	1,199,393

Segment result	585,656	338,631	(21,851)	(46,660)	4,553	2,408	—	—	837	638	569,195	295,017

Unallocated income/(expense), net											2,359	(1,443)

Results from operating activities											571,554	293,574

Net finance costs											(147,247)	83,315
Share of profit/(loss) of equity
accounted investees	(14,803)	(738)	—	—	—	—	31,999	27,241	—	—	17,196	26,503

Income tax expense											(50,186)	(108,922)

Profit for the period											391,317	294,470

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Business segments

	As at 30 September 2007 and 31 December 2006

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated

	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Segment assets	3,624,158	3,154,146	640,916	572,474	71,291	35,529	461,895	—	(470,587)	(563)	4,327,673	3,761,586
Investment in equity accounted
investees	142,038	147,568	—	—	—	—	475,884	376,272	—	—	617,922	523,840
Unallocated assets											2,703,700	1,804,309

Total assets											7,649,295	6,089,735

Segment liabilities	956,778	736,753	71,430	76,753	23,888	12,993	51	119	(8,934)	(451)	1,043,213	826,167
Unallocated liabilities											1,257,340	1,145,601

Total liabilities											2,300,553	1,971,768

	Nine months ended 30 September

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated

	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Capital expenditure	345,714	268,148	129,146	116,637	33,922	9,298	—	—	—	—	508,782	394,083
Depreciation	354,785	340,181	36,468	52,877	4,511	4,221	—	—	—	—	395,764	397,279
Amortization of intangible assets	166,373	148,423	25,112	18,793	1,549	667	—	—	—	—	193,034	167,883
Impairment losses	22,136	22,110	254	(188)	1,482	295	—	—	—	—	23,872	22,217

	Three months ended 30 September

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated

	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Capital expenditure	157,274	143,397	26,137	27,266	4,690	5,561	—	—	—	—	188,101	176,224
Depreciation	119,299	108,198	14,980	18,431	1,217	1,369	—	—	—	—	135,496	127,998
Amortization of intangible assets	57,404	47,272	8,630	6,532	706	234	—	—	—	—	66,740	54,038
Impairment losses	7,166	6,783	139	12	1,220	487	—	—	—	—	8,525	7,282

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Business segments

	Nine months ended 30 September
	Telecommunications		Betting		Other operations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenue	4,392,592	3,334,874	116,113	133,485	12,338	28,582	4,521,043	3,496,941
Capital expenditure	499,212	387,693	1,093	1,830	8,477	4,560	508,782	394,083

	Three months ended 30 September
	Telecommunications		Betting		Other operations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenue	1,678,039	1,132,650	40,025	45,672	4,702	21,071	1,722,766	1,199,393
Capital expenditure	180,982	173,063	351	439	6,768	2,722	188,101	176,224

	As at 30 September 2007 and 31 December 2006
	Telecommunications		Betting		Other operations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
Segment assets	4,272,148	3,712,408	22,207	23,418	33,318	25,760	4,327,673	3,761,586

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Acquisitions of joint ventures and minority interests

Business combination

During August 2006, the Company acquired 50% shares of A-Tel for a consideration of TRY 218,715 (equivalent to $150,000 at 9 August 2006, acquisition date). At 30 September 2007, management completed the evaluation of the fair value of identifiable assets and liabilities of A-Tel and its allocation of the purchase price. A-Tel is accounted for under equity method and results of the operations for the nine and three months ended 30 September 2007 are included in the accompanying consolidated interim financial statements using ownership rate of 50% as at and for the nine and three months ended 30 September 2007.

In the five months ended 31 December 2006, A-Tel contributed profit of $12,273. If the acquisition had occurred on 1 January 2006, management estimates that consolidated profit for the year ended 31 December 2006 would have been $848,752. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition occurred on 1 January 2006.

On the acquisition of A-tel shares, the Group’s interest in the net fair value of the identifiable assets and liabilities exceeded the cost of the acquisition by $7,848. The Group reassessed the measurement of the acquired assets and liabilities and reduced acquired intangible assets by $7,848.

The carrying amount and fair values of the acquired assets and liabilities are given below:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition

Property, plant and equipment	73	—	73
Intangible assets	—	250,926	250,926
Deferred tax assets/(liabilities)	92	(53,324)	(53,232)
Due from related parties	10,948	—	10,948
Trade and other receivables	3,187	—	3,187
Inventory	27	—	27
Other current asset	224	—	224
Other investments, including derivatives	1,855	—	1,855
Cash and cash equivalents	96,803	—	96,803
Employee benefits	(221)	—	(221)
Trade and other payables	(1,501)	—	(1,501)
Income taxes payable	(1,809)	—	(1,809)
Due to related parties	(7,280)	—	(7,280)

Net identifiable assets and liabilities	102,398	197,602	300,000
Percentage of acquired shares			50%

Net acquired assets and liabilities			150,000

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The values of assets and liabilities recognized on acquisition are their estimated fair values (see note 4 for methods used in determining fair values).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Acquisitions of joint ventures and minority interests (continued)

Business combination (continued)

During February 2007 and September 2006, A-Tel’s General Assembly decided to distribute dividends and accordingly the Company reduced the carrying value of its investment in A-Tel by the dividends declared of TRY 37,448 (equivalent to $31,082 at 30 September 2007) and TRY 30,300 (equivalent to $25,149 at 30 September 2007) as at 30 September 2007 and 31 December 2006, respectively. On 9 March 2007 and 16 October 2006, such dividends are collected by the Company.

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sale of campaigns and for subscriber activations. Since 1999, the business cooperation between the Company and A-Tel has provided important support to the Company’s sales and marketing activities. With the brand name Muhabbet Kart, A-Tel has proved success in a competitive environment through well structured campaigns. With the acquisition of 50% share in A-Tel, management believes that the Company will be better positioned in the changing competitive environment and achieve increased benefits by optimizing sales and marketing efforts. A-Tel is a joint venture and its remaining 50% shares are held by Turkey’s Savings and Deposit Insurance Fund (the “SDIF”).

Acquisition of minority interests

In January, March, May, July and September 2007, the Company made contribution to capital increase of Euroasia for $27,500 each. As Eurocorp did not participate in these capital increases, ownership of the Company increased from 54.8% to 55.0%. The Group recognised a decrease in minority interests of $751.

8.	Revenue

	Nine months ended 30 September		Three months ended 30 September
	2007	2006	2007	2006
Communication fees	4,270,800	3,277,834	1,642,291	1,119,000
Commission fees on betting business	116,113	133,485	40,025	45,672
Monthly fixed fees	39,979	41,756	13,917	14,485
Simcard sales	18,626	14,965	5,205	2,924
Call center revenues	9,064	7,005	3,461	2,481
Other revenues	66,461	21,896	17,867	14,831
	4,521,043	3,496,941	1,722,766	1,199,393

9.	Personnel Expenses

	Nine months ended 30 September		Three months ended 30 September
	2007	2006	2007	2006
Wages and salaries*	254,238	195,772	94,022	62,598
Increase in liability for long-service leave	5,490	3,110	40	175
Contributions to defined contribution plans	900	758	327	221
	260,628	199,640	94,389	62,994

* Wages and salaries include compulsory social security contributions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Finance income and expense

Recognised in profit or loss:

	Nine months ended 30 September		Three months ended 30 September
	2007	2006	2007	2006
Interest income on bank deposits	166,770	82,445	58,156	27,084
Late payment interest income	24,329	23,092	10,382	6,372
Premium income on option contracts	14,475	8,586	11,538	3,466
Net gain on financial assets	3,860	2,125	1,822	2,125
Other interest income	4,082	4,767	1,574	1,486
Finance income	213,516	121,015	83,472	40,533

Net foreign exchange loss	(382,615)	(12,764)	(205,107)	52,763
Discount interest expense on financial liabilities measured at amortised cost	(30,929)	(48,551)	(6,735)	(14,431)
Debt extinguishment cost	(17,549)	-	(9,671)	-
Option premium expense	(7,594)	-	(7,594)	-
Other	(6,707)	(4,659)	(1,612)	4,450
Finance expense	(445,394)	(65,974)	(230,719)	42,782
Net finance costs	(231,878)	55,041	(147,247)	83,315

Late payment interest income is interest received from subscribers who pay monthly invoices after due date specified on the invoices.

Debt extinguishment cost consists of the difference between the net present value and the face value of the long term syndicated loan on the date of payment.

Interest expense on borrowings capitalized on fixed assets amounts to $8,192, $1,675, $3,864 and $151 for the nine and three months ended 30 September 2007 and 2006, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense

	Nine months ended 30 September		Three months ended 30 September
	2007	2006	2007	2006

Current tax expense
Current period	(297,800)	(246,497)	(104,160)	(92,177)
	(297,800)	(246,497)	(104,160)	(92,177)

Deferred tax benefit/(expense)
Origination and reversal of temporary differences	79,649	18,106	49,078	(25,280)
Benefit of investment incentive recognized	20,931	19,951	4,896	8,535
Reduction in tax rate	-	(152,809)	-	-
	100,580	(114,752)	53,974	(16,745)
Total income tax expense	(197,220)	(361,249)	(50,186)	(108,922)

Income tax recognized directly in equity is amounting to $1,234, $61, $(111) and $14 for the nine and three months ended 30 September 2007 and 2006, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the nine and three months ended 30 September 2007 and 2006 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		Nine months ended 30 September				Three months ended 30 September
		2007		2006		2007		2006
Profit for the period		913,739		547,757		391,317		294,470
Total income tax expense		197,220		361,249		50,186		108,922
Profit excluding income tax		1,110,959		909,006		441,503		403,392

Income tax using the Company’s domestic tax rate	20%	(222,192)	20%	(181,801)	20%	(88,301)	20%	(80,678)
Effect of tax rates in foreign jurisdictions	(1)%	5,817	(1)%	7,723	-	1,732	(1)%	2,536
Tax exempt income	(1)%	8,567	-	317	(1)%	2,334	-	-
Non deductible expenses	1%	(10,528)	1%	(7,318)	2%	(7,466)	-	(1,784)
Tax incentives	(2)%	20,931	(2)%	19,951	(1)%	4,896	(2)%	8,535
Effect of gradual tax rate	1%	(5,862)		-	(3)%	13,264	-	-
Change in tax rate	-	-	17%	(152,809)	-	-	-	-
Difference in effective tax rate of equity accounted investees	(1)%	12,095	-	-	(3)%	12,095	-	-
Temporary differences and current year losses for which no deferred tax asset was recognized	2%	(26,287)	3%	(29,743)	1%	(4,527)	3%	(10,371)
Other	(2)%	20,239	2%	(17,569)	(4)%	15,787	7%	(27,160)
Total income tax expense	18%	(197,220)	40%	(361,249)	11%	(50,186)	27%	(108,922)

The income taxes payable of $323,931 at 30 September 2007 represents the amount of estimated income taxes payable in respect of related taxable profit for the nine months ended 30 September 2007. The income taxes payable of $309,470 at 31 December 2006 represents the amount of income taxes payable for the year ended 31 December 2006.

According to the article 32 of New Corporate Tax Law No. 5520, the corporate tax rate was reduced from 30% to 20%. In this respect, corporate income of the companies are subject to corporate tax at the rate of 20%, effective from 1 January 2006 onwards. It has been also stated that the advance corporate tax that was calculated and collected on the rate of 30% for the advance corporate tax periods after 1 January 2006 that is in excess of the amount calculated by the new rate for the same periods will be offset against the advance corporate tax for the following advance tax periods.

According to the Income Tax Law which was published in Official Gazette on 8 April 2006, the investment allowance application has been abolished effective from 1 January 2006. Accordingly, tax payers have been granted an option to use the tax benefits of investment incentive certificates given that they file tax returns at 30% corporate tax rate; or file tax returns at 20% corporate tax rate (which is the new comparable tax rate effective from 1 January 2006) without using the tax benefits of investment incentive certificates. The Company used the tax benefit of investment incentive certificates which provides 0.2% net benefit on corporate taxes. However, the respective law allows the taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007 and 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2006	Additions	Disposals	Transfers*	Effect of movements in exchange rates
						Balance at 31 December 2006
Network infrastructure (All Operational)	4,220,485	14,453	(1,897)	424,458	(180,707)	4,476,792
Land and buildings	250,517	3,972	(386)	10,874	(11,269)	253,708
Equipment, fixtures and fittings	292,428	6,634	(1,597)	7,675	(12,657)	292,483
Motor vehicles	18,982	589	(915)	15	(853)	17,818
Leasehold improvements	137,196	544	(17)	-	(5,893)	131,830
Construction in progress	385,367	464,588	-	(563,425)	(19,343)	267,187
Total	5,304,975	490,780	(4,812)	(120,403)	(230,722)	5,439,818

Accumulated Depreciation
Network infrastructure (All Operational)	2,714,156	465,549	(1,261)	-	(115,296)	3,063,148
Land and buildings	59,342	10,615	-	-	(2,514)	67,443
Equipment, fixtures and fittings	248,763	16,649	(1,228)	-	(10,918)	253,266
Motor vehicles	14,991	1,895	(632)	-	(653)	15,601
Leasehold improvements	125,013	3,825	(15)	-	(5,454)	123,369
Total	3,162,265	498,533	(3,136)	-	(134,835)	3,522,827

Total property, plant and equipment	2,142,710	(7,753)	(1,676)	(120,403)	(95,887)	1,916,991

*The remaining portion of transfer amounting to $120,403 comprises intangible assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment (continued)

Cost or deemed cost	Balance at 1 January 2007	Additions	Disposals	Transfers*	Effect of movements in exchange rates	Balance at 30 September 2007
Network infrastructure (All Operational)	4,476,792	34,228	(207,897)	329,780	695,125	5,328,028
Land and buildings	253,708	23,825	(128)	(4,131)	39,498	312,772
Equipment, fixtures and fittings	292,483	8,726	(6,205)	2,004	45,047	342,055
Motor vehicles	17,818	448	(4,629)	-	2,890	16,527
Leasehold improvements	131,830	1,341	(61)	(5,278)	20,814	148,646
Construction in progress	267,187	398,931	-	(398,060)	35,767	303,825
Total	5,439,818	467,499	(218,920)	(75,685)	839,141	6,451,853

Accumulated Depreciation
Network infrastructure (All Operational)	3,063,148	371,301	(204,927)	-	567,676	3,797,198
Land and buildings	67,443	8,623	(27)	-	11,818	87,857
Equipment, fixtures and fittings	253,266	12,733	(6,199)	-	16,041	275,841
Motor vehicles	15,601	789	(4,486)	-	2,689	14,593
Leasehold improvements	123,369	2,318	(19)	-	18,171	143,839
Total	3,522,827	395,764	(215,658)	-	616,395	4,319,328

Total property, plant and equipment	1,916,991	71,735	(3,262)	(75,685)	222,746	2,132,525

* The remaining portion of transfer amounting to $75,685 comprises intangible assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment (continued)

Leased assets

The Group leases equipments under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. At 30 September 2007, net carrying amount of fixed assets acquired under finance leases amounted to $96,963 (31 December 2006: $92,956).

Property, plant and equipment under construction

Construction in progress consisted of expenditures in GSM network of the Company, Astelit and Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and non-operational items as at 30 September 2007 and 31 December 2006.

As at 30 September 2007, a mortgage is placed on Izmir and Davutpasa buildings amounting to $560 and $415, respectively (31 December 2006: $1,067 and $356, respectively).

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized in 25 years with a carrying amount of $591,573 as at 30 September 2007 (31 December 2006: $531,598). The amortization period of the licence will end in 2023.

Cost	Balance at 1 January 2006	Additions	Disposals	Transfers*	Effects of movements in exchange rates	Balance at 31 December 2006

GSM and other telecommunication operating licences	940,015	242	-	7,574	(45,404)	902,427
Computer Software	1,454,453	13,356	(204)	163,531	(65,802)	1,565,334
Transmission Lines	31,735	1,287	(305)	9	(1,440)	31,286
Central Betting System Operating Right	4,431	201	(393)	-	(201)	4,038
Customer Base	1,255	-	-	-	-	1,255
Other	79	3	-	-	2	84
Construction in progress	-	98,890		(50,711)	(614)	47,565
Total	2,431,968	113,979	(902)	120,403	(113,459)	2,551,989

Accumulated Amortization
GSM and other telecommunication operating licences	280,629	58,875	-	-	(11,675)	327,829
Computer Software	833,459	168,192	(70)	-	(35,068)	966,513
Transmission Lines	16,660	3,067	(33)	-	(707)	18,987
Central Betting System Operating Right	2,146	1,038	(394)	-	(80)	2,710
Customer Base	1,002	297	-	-	(44)	1,255
Other	17	11	-	-	(1)	27
Total	1,133,913	231,480	(497)	-	(47,575)	1,317,321

Total intangible assets	1,298,055	(117,501)	(405)	120,403	(65,884)	1,234,668

(*) Refer to note 12.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Cost	Balance at 1 January 2007	Additions	Disposals	Transfers*	Effects of movements in exchange rates	Balance at 30 September 2007

GSM and other telecommunication operating licences	902,427	28,814	-	13,868	135,793	1,080,902
Computer Software	1,565,334	9,903	(24)	101,686	249,298	1,926,197
Transmission Lines	31,286	364	-	-	5,214	36,864
Central Betting System Operating Right	4,038	52	-	-	673	4,763
Customer Base	1,255	-	-	-	209	1,464
Other	84	165	-	20	(204)	65
Construction in progress	47,565	1,985	-	(39,889)	-	9,661
Total	2,551,989	41,283	(24)	75,685	390,983	3,059,916

Accumulated Amortization
GSM and other telecommunication operating licences	327,829	35,553	-	-	50,651	414,033
Computer Software	966,513	154,106	(16)	-	175,271	1,295,874
Transmission Lines	18,987	2,508	-	-	3,448	24,943
Central Betting System Operating Right	2,710	848	-	-	547	4,105
Customer Base	1,255	-	-	-	209	1,464
Other	27	19	-	-	13	59
Total	1,317,321	193,034	(16)	-	230,139	1,740,478

Total intangible assets	1,234,668	(151,751)	(8)	75,685	160,844	1,319,438

(*) Refer to note 12.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the nine and three months ended 30 September 2007 and 2006 was $43,346, $62,268, $17,196 and $26,503, respectively. Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities
30 September 2007
Fintur (associate)	41.45%	372,964	1,331,036	1,704,000	265,504	45,323	310,827
A-Tel (joint venture)	50.00%	75,272	282,875	358,147	16,272	56,829	73,101
		448,236	1,613,911	2,062,147	281,776	102,152	383,928

31 December 2006
Fintur (associate)	41.45%	310,410	1,103,420	1,413,830	255,319	47,445	302,764
A-Tel (joint venture)	50.00%	103,446	105	103,551	12,301	247	12,548
		413,856	1,103,525	1,517,381	267,620	47,692	315,312

	Nine months ended 30 September			Three months ended 30 September
	Revenues	Direct cost of revenue	Profit for the period	Revenues	Direct cost of revenue	Profit for the period
2007
Fintur (associate)	1,063,879	(431,175)	183,533	411,306	(167,522)	77,198
A-Tel (joint venture)	66,345	(73,601)	4,348	25,301	(34,852)	(939)
	1,130,224	(504,776)	187,881	436,607	(202,374)	76,259
2006
Fintur (associate)	837,598	(338,420)	152,006	320,480	(112,918)	65,721
A-Tel (joint venture)*	12,472	(36)	10,920	12,472	(36)	10,920
	850,070	(338,456)	162,926	332,952	(112,954)	76,641

*Since A-tel was acquired in August 2006, summary financial information of A-tel is for the two months ended 30 September 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees (continued)

In 2006, the Group acquired a 50% investment in A-Tel. Details of the transaction and A-Tel’s operations are described in note 7. The Company’s investment in Fintur and A-Tel amounts to $475,884 and $142,038, respectively as at 30 September 2007 (31 December 2006: $376,272 and $147,568, respectively).

15.	Other investments, including derivatives

Non-current investments:

		30 September 2007		31 December 2006
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount

Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	28,109	6.24	24,093

T Medya Yatirim Sanayi ve Ticaret AS (“T Medya”)	Turkey	9.23	12,835	8.23	11,002
Embedded derivatives	-	-	597	-	-

			41,541		35,095

In 2003, the Group acquired a 6.24% interest in Aks TV and a 8.23% interest in T-Medya, media companies owned by Cukurova Group. On 27 June 2007, T-Medya took over Asli Gazetecilik ve Matbaacilik AS and, as a result of this restructuring, interest of the Group in T-Medya increased from 8.23% to 9.23%.

Investment in Aks TV and T-Medya is classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the company measured these investments at cost.

Current investments:

	30 September	31 December
	2007	2006
Held to maturity investments	-	7,045
Government bonds, treasury bills	-	7,045

Available for sale financial assets	27,738	54,688
Government bonds, treasury bills	1,743	20,683
Foreign investment equity funds	25,995	34,005

Derivatives	1,371	-
Option contracts	1,094	-
Embedded derivatives	277	-

	29,109	61,733

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.	Other investments, including derivatives (continued)

Current investments (continued):

Interest bearing available-for-sale US Dollars denominated and Euro denominated government bonds and treasury bills with a carrying amount of $1,443 and $300, respectively as at 30 September 2007 (31 December 2006: TRY denominated $18,961, US Dollars denominated $1,449 and Euro denominated $273) have stated interest rates of Libor+1.0%-Libor+1.6% (31 December 2006: Libor+1.0% -Libor+1.6%) and Euribor+1.8% (31 December 2006: Euribor+1.8%), respectively and mature in 2 to 3 years (31 December 2006: 2 to 4 years).

Foreign investment equity funds are denominated in US Dollars with a carrying amount of $25,995 as at 30 September 2007 (31 December 2006: $34,005).

Derivatives are composed of embedded derivatives which are separated from the host contract and accounted for separately at fair value and option contracts carried at fair value, calculated by using option pricing models.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 28.

16.	Other non-current assets

	30 September	31 December
	2007	2006
Prepaid expenses	31,333	12,687
Deposits and guarantees given	6,157	2,275
Restricted cash	-	105,378
Others	3,211	1,125
	40,701	121,465

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	30 September	31 December
	2007	2006
Deductible temporary differences	7,765	227
Tax credit carry forwards	136	117
Tax losses	69,275	49,633
Total unrecognised deferred tax assets	77,176	49,977

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

As at 30 September 2007, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2002	686	2007
2003	5,918	2008
2004	3,423	2009
2005	2,114	2010
2006	5,261	2011
2007	8,453	2012 thereafter

As at 30 September 2007, net operating loss carry forwards which will be carried indefinitely are as follows:

Year Originated	Amount
2004	26,597
2005	69,151
2006	121,182
2007	39,238

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 30 September 2007 and 31 December 2006 are attributable to the following:

	Assets		Liabilities		Net
	30 September 2007	31 December 2006	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Property, plant & equipment and intangible assets	770	-	(209,738)	(227,822)	(208,968)	(227,822)
Investment	-	-	(7,687)	(30,246)	(7,687)	(30,246)
Provisions	89,122	47,334	-	(204)	89,122	47,130
Other items	13,109	12,459	(3,660)	(4)	9,449	12,455
Tax credit carry forwards	1,291	5,275	-	-	1,291	5,275
Tax assets / (liabilities)	104,292	65,068	(221,085)	(258,276)	(116,793)	(193,208)
Set off of tax	(100,602)	(62,016)	100,602	62,016	-	-
Net tax assets / (liabilities)	3,690	3,052	(120,483)	(196,260)	(116,793)	(193,208)

All temporary differences are recognized in profit or loss except for the deferred tax effects of change in fair value of available-for-sale financial assets amounting $2,012 and $656 as at 30 September 2007 and 31 December 2006, respectively.

18.	Trade receivables and accrued income

	30 September	31 December
	2007	2006
Receivables from subscribers	244,209	156,111
Accounts and checks receivable	102,270	53,244
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	25,249	13,932
Accrued service income	154,010	95,686
	525,738	318,973

Trade receivables are shown net of allowance for doubtful debts amounting to $181,213 as at 30 September 2007 (31 December 2006: $133,615). The impairment loss recognized for the nine and three months ended 30 September 2007 and 2006 are $23,872, $22,217, $8,525 and $7,282, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Receivables from Turk Telekom as at 30 September 2007 and 31 December 2006 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

Letters of guarantee received with respect to the accounts and cheques receivable are amounted to $60,450 and $32,308 as at 30 September 2007 and 31 December 2006, respectively.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

19.	Other current assets

	30 September	31 December
	2007	2006
Prepaid expenses	118,586	45,391
Restricted cash	113,453	107
Advances to suppliers	26,224	7,628
Prepayment for subscriber acquisition cost	15,164	10,795
Value added tax (“VAT”) receivable	11,507	38,254
Transaction costs receivable	5,612	-
Receivable from personnel	1,728	1,207
Income accruals	-	15,807
Other	10,522	6,464
	302,796	125,653

Prepaid expenses mainly consists of prepaid frequency usage fees amounting to $53,925 as at 30 September 2007 (31 December 2006: nil).

As at 30 September 2007, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group which will be released on 20 June 2008.

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

Transaction costs receivable consists of premium fees paid to Export Credit Agencies (“ECA’s”) for the syndicated long term project financing package of Astelit in the beginning of the borrowing period. Astelit requested the unamortized portion of premium fees from the ECA’s since the syndicated long term project financing package has been early extinguished as of 27 June 2007. During August 2007, Astelit collected $13,028 of total transaction costs receivable.

20.	Cash and cash equivalents

	30 September	31 December
	2007	2006
Cash in hand	334	114
Cheques received	2,343	8,644
Banks	2,511,785	1,589,401
-Demand deposits	278,080	135,039
-Time deposits	2,233,705	1,454,362
Bonds and bills	66	481
Cash and cash equivalents	2,514,528	1,598,640
Bank overdrafts used for cash management purposes	(2)	(285)
Cash and cash equivalents in the statement of cash flows	2,514,526	1,598,355

At 30 September 2007, cash and cash equivalents amounting to $65,000 (31 December 2006: $25,011) were deposited in the banks, which are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Legal Reserves	Fair Value Reserve	Translation Reserve	Retained Earnings	Total	Minority Interest	Total Equity
Balance at 1 January 2006	1,438,966	434	104,487	800	(20,697)	2,102,537	3,626,527	63,794	3,690,321
Increase in capital	197,238	-	-	-		(197,238)	-	-	-
Transfer to legal reserves	-	-	43,786	-		(43,786)	-	-	-
Total recognized income and expense	-	-	-	2,015	(135,275)	875,491	742,231	(42,573)	699,658
Dividends to equity holders	-	-	-	-	-	(342,166)	(342,166)	-	(342,166)
Acquisition of minority shares	-	-	-	-	-	-	-	(17,591)	(17,591)
Change in minority interest	-	-	-		-	-	-	87,745	87,745
Balance at 31 December 2006	1,636,204	434	148,273	2,815	(155,972)	2,394,838	4,026,592	91,375	4,117,967

Balance at 1 January 2007	1,636,204	434	148,273	2,815	(155,972)	2,394,838	4,026,592	91,375	4,117,967
Transfer to legal reserves	-	-	108,561	-	-	(108,561)	-	-	-
Total recognized income and expense	-	-	-	1,737	651,990	946,957	1,600,684	(43,838)	1,556,846
Dividends to equity holders	-	-	-	-	-	(411,913)	(411,913)	(45,712)	(457,625)
Acquisition of minority shares	-	-	-	-	-	-	-	(751)	(751)
Change in minority interest	-	-	-	-	-	-	-	132,305	132,305
Balance at 30 September 2007	1,636,204	434	256,834	4,552	496,018	2,821,321	5,215,363	133,379	5,348,742

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves (continued)

Share capital

At 30 September 2007, common stock represented 2,200,000,000 (31 December 2006: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to TRY, on 9 May 2005, par value of each share is registered to be one TRY.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey (“CMB”).

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of US Dollars.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets including deferred tax effects until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s distributable profits based on the financial statements prepared in accordance with the accounting principles accepted by the CMB, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves (continued)

Dividends (continued)

On 2 March 2007, Board of Directors of the Company decided to distribute dividends amounting to TRY 567,040 (equivalent to $470,651 and $411,913 as at 30 September 2007 and 23 March 2007, respectively), which represented 65% of distributable income. This represents a net cash dividend of full TRY 0.257745 (equivalent to full $0.213932 in full as at 30 September 2007). Dividend distribution was approved at ordinary General Assembly meeting dated 23 March 2007 and dividend distribution was started on 16 April 2007.

	2007		2006
	TRY	US Dollars *	TRY	US Dollars *

Cash dividends	567,040	411,913	509,075	342,166
Stock dividends	-	-	345,113	231,962
	567,040	411,913	854,188	574,128

*US Dollar equivalents of dividends are computed by using the Central Bank of Turkey’s TRY/US Dollars exchange rate on 23 March 2007 and 22 May 2006, which are the dates that the General Assembly of Shareholders approved the dividend distribution.

On 17 January 2007, Board of Directors of Inteltek decided to distribute dividends amounting to TRY 139,838 (equivalent to $116,067 and $101,582 as at 30 September 2007 and 23 March 2007, respectively). Dividend distribution was approved at ordinary General Assembly meeting dated 23 March 2007, and TRY 62,927 (equivalent to $52,230 and $45,712 as at 30 September 2007 and 23 March 2007) of the total dividend was paid to minority shareholders.

22.	Earnings per share

The calculation of basic and diluted earnings per share as at 30 September 2007 were based on the profit attributable to ordinary shareholders for the nine and three months ended 30 September 2007 and 2006 of $946,957, $585,859, $401,188 and $311,814, respectively and a weighted average number of shares outstanding during the nine and three months ended 30 September 2007 and 2006 of 2,200,000,000 calculated as follows:

	Nine months ended 30 September		Three months ended 30 September
	2007	2006	2007	2006
Numerator:
Net profit for the period	946,957	585,859	401,188	311,814

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.430435	0.266300	0.182358	0.141734

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Earnings per share (continued)

All share amounts and per share figures reflected in the Company’s historical financial statements have been retrospectively restated for the stock splits and stock dividends. Total effects of restatements in the number of shares are as follows:

	30 September 2007	31 December 2006

Number of shares at 1 January	2,200,000,000	1,854,887,341
Effects of stock splits	-	51,661,781
Effects of stock dividends	-	293,450,878
Number of shares at period end	2,200,000,000	2,200,000,000

23.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see note 28.

	30 September	31 December
	2007	2006
Non-current liabilities
Unsecured bank loans	139,695	5,720
Secured bank loans	-	107,783
	139,695	113,503
Current liabilities
Current portion of unsecured bank loans	4,360	190,770
Current portion of secured bank loans	119,805	335,305
Unsecured bank facility	475,980	-
Current portion of finance lease liabilities	103	8
	600,248	526,083

On 30 December 2005, Astelit, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a syndicated long term project financing of $390,000. $368,732 of that facility had been utilized.

By the end of 2006, Turkcell management decided to take over all or a portion of the rights and obligations of Astelit’s senior creditors, who may decline to participate in the facilities following the implementation of new restructuring. On 19 April 2007, Astelit sent a letter accompanied by a term sheet, to ING Bank, the Facility Agent. With this term sheet, Astelit proposed restructuring of senior syndicated facility and notified that in case of some or all of the creditors do not consent to the proposed amendments, the Company shall purchase the loans and commitments held by such non-consenting creditors. Since the creditors did not consent to the proposed amendments, Astelit repaid to the lenders under the syndicated long term project financing on 27 June 2007 through obtaining borrowings from Financell, a wholly owned subsidiary of the Company. According to the market conditions and its financial performance, Astelit will redeem loans to Financell within the next 12-18 months through a new financing package.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Loans and borrowings (continued)

Besides, as part of the project financing package, a long term junior facility up to $150,000 (including interest amounting to $24,000) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch. The junior facility is fully guaranteed by the Company. This facility has been fully utilized as at 30 September 2007.

On 9 January 2007, Board of Directors of the Company mandated Akbank T.A.S., Citibank N.A., Turkiye Garanti Bankasi AS, HSBC Bank Plc, J.P. Morgan Plc and Standard Bank Plc as lead arrangers for an unsecured syndicated financing through a committed facility amounting to $3,000,000. The facility agreement has been signed on 26 February 2007. Since the Company does not foresee any financing need for the near future, the facility agreement has been terminated as of 29 May 2007.

On 25 May 2007, $59,000 loan was borrowed by Financell, with a term of 1 year from Akbank.

On 27 June 2007, loans amounting to $115,000 and $253,732 were borrowed by Financell from HSBC Bank Plc. and Garanti Bankasi AS with a term of 1 year.

On 19 July 2007, $21,268 loan was borrowed by Financell, with a term of 1 year from Garanti Bank International.

Significant portion of the loans are borrowed by Financell. In accordance with the financing agreements with HSBC Bank Plc, the Group shall not cease its control on Financell and there shall not be a change of control within the Company. In the event of any case, the creditor reserves the right to terminate the facility.

As at 30 September 2007, the Group is not subject to any financial covenants or ratios with respect to its borrowings.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				30 September 2007			31 December 2006

	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Secured bank loans*	EUR	2008	Floating	Euribor+0.8%	113,453	119,805	Euribor+0.8%	105,378	107,783
Secured bank loans**	USD	2011	Floating	-	-	-	Libor+1.5%-4.5%	368,732	335,305
Unsecured bank loans	USD	2008	Floating	Libor+0.6%	15,000	15,176	-	-	-
Unsecured bank loans	USD	2008	Floating	Libor+0.6%-0.8%	449,000	449,423	-	-	-
Unsecured bank loans	USD	2012	Floating	Libor+2.3%	140,226	137,495	Libor+2.6%-3.5%	184,000	190,770
Unsecured bank loans***	EUR	2007	Floating	Euribor+0.7%	4,254	4,360	Euribor+0.7%	3,952	3,906
Unsecured bank loans	EUR	2008	Floating	Euribor+0.7%	2,160	2,200	Euribor+0.7%	1,976	1,814
Unsecured bank loans	EUR	2008	Floating	Euribor+0.7%	11,345	11,381	-	-	-
Finance lease liabilities	USD	2007	Fixed	8.0%	93	103	7.0%-9.0%	10	8
					735,531	739,943		664,048	639,586

*	Guarantee of the bank loan is restricted cash deposited at banks amounted to $113,453.
**	Although the scheduled repayment was in 2011, Astelit repaid the loan on 27 June 2007.
***	Although the scheduled repayment was in 2008, Tellcom repaid the loan in October 2007; therefore, maturity of the loan has been presented as 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated interim financial statements at its present value using a discount rate of 5.7%.

Movement in the reserve for employee termination benefits as at 30 September 2007 is as follows:

Balance at 1 January 2007	17,648
Provision set during the period	3,936
Payments made during the period	(2,347)
Unwind of discount	1,554
Effect of change in foreign exchange rate	3,292
Balance at 30 September 2007	24,083

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated interim income statement as incurred. The Group incurred $900, $758, $327 and $221 in relation to defined contribution retirement plan for the nine and three months ended 30 September 2007 and 2006, respectively.

25.	Deferred income

Deferred income is mainly consists of counters sold but to be used by prepaid subscribers classified as current as of the reporting date. The amount of deferred income amounted to $247,918 and $184,337 as at 30 September 2007 and 31 December 2006, respectively.

26.	Provisions

	Legal	Bonus	Total
Balance at 1 January 2007	9,459	19,775	29,234
Provision made during the period	-	19,142	19,142
Provisions used during the period	-	(20,752)	(20,752)
Unwind of discount	-	(743)	(743)
Effect of change in foreign exchange rate	1,577	3,115	4,692
Balance at 30 September 2007	11,036	20,537	31,573

In note 31, under legal proceedings section, detailed explanations are given with respect to legal provisions in the captions under “Disputes on Turk Telekom Transmission Lines Leases”.

The bonus provision totalling to $20,537 comprises only the provision for the nine months ended 30 September 2007 and is planned to be paid in March 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Trade and other payables, including derivatives

The breakdown of trade and other payables as at 30 September 2007 and 31 December 2006 is as follows:

	30 September	31 December
	2007	2006
Taxes and withholdings payable	234,920	195,132
Payables to other suppliers	123,557	134,227
Interconnection payables	81,419	69,399
Forward contracts	71,412	-
Selling and marketing expense accrual	62,227	35,613
License fee accrual	56,580	43,052
Payables to Ericsson companies	54,628	35,503
Roaming expense accrual	31,642	9,680
Telecommunications Authority share accrual	14,720	16,222
Payables to Turkish Republic of Northern Cyprus Tax Office	12,000	-
Interconnection accrual	9,136	3,330
Transmission fee accrual	8,710	7,723
Deposits and guarantees taken from agents	8,167	-
Other	33,674	29,540
	802,792	579,421

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

Balances due to other suppliers are arising in the ordinary course of business.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

Forward contracts is the fair value of these contracts as at 30 September 2007.

Selling and marketing expense accruals are mainly resulted from services received from third parties related to marketing activities of the Company which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals to the 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which became effective from 1 August 2007 and replaced the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. Payables to Turkish Republic of Northern Cyprus Tax Office is the unpaid portion of Mobile Communication Licence Fee amounting to $12,000 as at 30 September 2007 and will be paid in four equal instalments.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

		30 September	31 December
	Note	2007	2006
Due from related parties-long term	32	69,742	72,506
Embedded derivatives-long term	15	597	-
Other non-current assets	16	9,368	108,778
Available-for-sale financial assets	15	27,738	54,688
Held-to-maturity investments	15	-	7,045
Option contracts	15	1,094	-
Embedded derivatives-short term	15	277	-
Due from related parties-short term	32	36,996	66,101
Trade receivables	18	525,738	318,973
Other current assets	19	128,480	22,131
Cash and cash equivalents	20	2,514,528	1,598,640
		3,314,558	2,248,862

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	30 September	31 December
	2007	2006
Receivable from subscribers	394,633	249,810
Receivables from distributors and other operators	138,201	95,162
Other	9,539	2,642
	542,373	347,614

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Credit risk (continued)

Exposure to credit risk: (continued)

Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 30 September 2007 and 31 December 2006 is as follows:

	30 September	31 December
	2007	2006

Opening balance	133,615	149,209
Impairment loss recognised	23,872	30,513
Write-off	(1,106)	(39,387)
Effect of change in foreign exchange rate	24,832	(6,720)
Closing balance	181,213	133,615
The impairment loss recognised of $23,872 for the nine months period ended 30 September 2007 and $30,513 for the year ended 31 December 2006 relates to its estimate of incurred losses in respect of receivables from subscribers.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	30 September 2007							31 December 2006
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than	Carrying	Contractual	6 months	6-12	1-2	2-5	More than
	amount	cash flows	or less	months	years	years	5 years	amount	cash flows	or less	months	years	years	5 years
Non-derivative financial
liabilities
Secured bank loans	119,805	(123,575)	-	(123,575)	-	-	-	443,088	(589,573)	(19,594)	(19,375)	(169,074)	(381,530)	-
Unsecured bank loans	620,035	(705,351)	(24,524)	(490,311)	(10,338)	(22,052)	(158,126)	196,490	(283,208)	(9,169)	(66,596)	(11,593)	(37,724)	(158,126)
Finance lease liabilities	103	(96)	(72)	(24)	-	-	-	8	(10)	(10)	-	-	-	-
Trade and other payables*	730,787	(730,787)	(730,787)	-	-	-	-	579,421	(579,421)	(579,421)	-	-	-	-
Bank overdraft	2	(2)	(2)	-	-	-	-	285	(285)	(285)	-	-	-	-

Derivative financial
liabilities
Forward contracts	71,412	(71,412)	(71,412)	-	-	-	-	-	-	-	-	-	-	-
Option contracts	593	(593)	(593)	-	-	-	-	-	-	-	-	-	-	-
TOTAL	1,542,737	(1,631,816)	(827,390)	(613,910)	(10,338)	(22,052)	(158,126)	1,219,292	(1,452,497)	(608,479)	(85,971)	(180,667)	(419,254)	(158,126)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Liquidity risk (continued)

Current cash debt coverage ratio as at 30 September 2007 and 31 December 2006 is as follows:

	30 September	31 December
	2007	2006

Cash and cash equivalents	2,514,528	1,598,640
Current liabilities	2,014,875	1,635,674
Current cash debt coverage ratio	125%	98%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	31 December 2006
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-long term	70,417	-	-
Other non-current assets	127	80,000	-
Other investments	28,524	5,468	-
Due from related parties-short term	22,433	74	-
Trade receivables and accrued income	20,311	462	-
Other current assets	487	61	-
Cash and cash equivalents	723,042	87,020	-
	865,341	173,085	-
Foreign currency denominated liabilities
Loans and borrowings-long term	-	(84,500)	-
Other non-current liabilities	(7,006)	-	-
Loans and borrowings-short term	(552,732)	-	-
Trade and other payables*	(56,588)	(10,981)	(93,948)
Due to related parties	(1,074)	(1,329)	-
	(617,400)	(96,810)	(93,948)
Gross balance sheet exposure	247,941	76,275	(93,948)
Structured forwards-Call	-	-	-
Structured forwards-Put	-	-	-
Net exposure	247,941	76,275	(93,948)

	30 September 2007
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-long term	69,476	89	-
Other non-current assets	12,922	1,731	-
Other investments	27,690	225	-
Due from related parties-short term	8,075	135	-
Trade receivables and accrued income	72,020	2,237	54
Other current assets	14,340	80,336	-
Cash and cash equivalents	1,343,960	79,755	-
	1,548,483	164,508	54
Foreign currency denominated liabilities
Loans and borrowings-long term	(140,226)	(1,500)	-
Other non-current liabilities	(1,435)	-	-
Loans and borrowings-short term	(464,000)	(91,000)	-
Trade and other payables*	(28,680)	(34,889)	(283,904)
Due to related parties	(1,077)	(364)	-
	(635,418)	(127,753)	(283,904)
Gross balance sheet exposure	913,065	36,755	(283,850)
Structured forwards-Call	300,000	-	-
Structured forwards-Put	(225,000)	-	-
Net exposure	988,065	36,755	(283,850)

*Excludes derivatives (shown separately).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	30 September 2007	31 December 2006	30 September 2007	31 December 2006

USD	1.3424	1.4313	1.2048	1.4056
EUR	1.8032	1.7974	1.7086	1.8515
SEK	0.1944	0.1931	0.1845	0.2036

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, both short-term and long-term purchase contracts. The analysis excludes net foreign currency investments. Changes in the fair values of forward contracts and currency options are also included in the sensitivity analysis, however, offsetting changes in the valuation of the underlying transaction are not included.

A 10 percent strengthening of the Turkish Lira against the following currencies at 30 September 2007 and 31 December 2006 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	30 September 2007		31 December 2006
	Profit or loss	Equity	Profit or loss	Equity

USD	(137,603)	(2,744)	(21,947)	(2,847)
EUR	(3,654)	(21)	(7,081)	(547)
SEK	28,385	-	9,395	-

A 10 percent weakening of the Turkish Lira against the following currencies at 30 September 2007 and 31 December 2006 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	30 September 2007		31 December 2006
	Profit or loss	Equity	Profit or loss	Equity

USD	145,052	2,744	21,947	2,847
EUR	3,654	21	7,081	547
SEK	(28,385)	-	(9,395)	-

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial insruments (continued)

Sensitivity Analysis (continued)

Interest rate risk

Effective interest rates and repricing analysis:

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their average effective interest rates at 30 September 2007 and 31 December 2006 in which they mature or, if earlier, reprice.

		30 September 2007		31 December 2006
		Effective	Carrying	Effective	Carrying
		interest		interest
	Note	Rate	amount	rate	amount
Fixed rate instruments
Cash and cash equivalents*	20
USD		5.6%	1,444,125	5.6%	723,042
EUR		4.4%	131,852	3.7%	107,124
TRY		20.2%	916,778	23.1%	753,741
Other		-	21,773	-	14,733
Restricted cash	16	4.3%	113,453	4.3%	105,485
Held to maturity securities	15	-	-	23.4%	7,045
Finance lease obligations	23	8.3%	(103)	9.9%	(8)
Bank overdraft	20	-	(2)	-	(285)

Variable rate instruments
Available for sale securities	15
Foreign inv. equity funds		**	25,995	**	34,005
Gov. bonds, treasury bills
USD		6.5%	1,443	6.3%	1,449
EUR		4.7%	300	4.4%	273
TRY		-	-	22.1%	18,961
Secured bank loans	23
USD floating rate loans		-	-	11.7%	(335,305)
Euro floating rate loans***		4.4%	(119,805)	4.4.%	(107,783)
Unsecured bank loans	23
USD floating rate loans		6.2%	(602,094)	7.8%	(190,770)
Euro floating rate loans		5.3%	(17,941)	4.4%	(5,720)

*	Effective interest rate of cash and cash equivalents represent effective interest rate on time deposits amounting to $2,233,705 as at 30 September 2007 (31 December 2006: $1,454,362).
**	Effective interest rate is not calculated for foreign investment equity funds since they have no coupon payments.
***	Loan agreement was closed on floating rate basis. However, interest rate is fixed since there is only one interest payment till maturity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Sensitivity Analysis (continued)

Interest rate risk (continued)

Fair value sensitivity analysis for fixed rate instruments:

The Group does not account for any fixed rate assets and liabilities at fair value through profit or loss and equity.

Cash flow sensitivity analysis for variable rate instruments:

A change of 1% in interest rates at 30 September 2007 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2006.

	Profit or loss		Equity
	1% increase	1% decrease	1% increase	1% decrease
31 December 2006
Variable rate instruments	(18,001)	18,001	69	(69)
Cash flow sensitivity (net)	(18,001)	18,001	69	(69)

30 September 2007
Variable rate instruments	(6,175)	6,175	10	(10)
Cash flow sensitivity (net)	(6,175)	6,175	10	(10)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments (continued)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the balance sheet are as follows:

		30 September 2007		31 December 2006
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Financial assets
Due from related parties-long term	32	69,742	69,742	72,506	72,506
Embedded derivatives-long term	15	597	597	-	-
Other non-current assets*	16	9,368	9,368	108,778	108,778
Available for sale securities	15	27,738	27,738	54,688	54,688
Held to maturity securities	15	-	-	7,045	7,048
Option contracts	15	1,094	1,094	-	-
Embedded derivatives-short term	15	277	277	-	-
Due from related parties-short term	32	36,996	36,996	66,101	66,101
Trade receivables and accrued income	18	525,738	525,738	318,973	318,973
Other current assets*	19	128,480	128,480	22,131	22,131
Cash and cash equivalents	20	2,514,528	2,514,528	1,598,640	1,598,640

Financial liabilities
Embedded derivatives-long term		(1,435)	(1,435)	-	-
Loans and borrowings–long term	23	(139,695)	(139,695)	(113,503)	(113,503)
Bank overdrafts	20	(2)	(2)	(285)	(285)
Loans and borrowings–short term	23	(600,248)	(600,248)	(526,083)	(526,083)
Trade and other payables	27	(802,792)	(802,792)	(579,421)	(579,421)
Due to related parties	32	(8,411)	(8,411)	(6,844)	(6,844)
		1,761,975	1,761,975	1,022,726	1,022,729
Unrecognized gain			-		3

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The methods used in determining the fair values of financial instruments are discussed in note 4.

29.	Operating leases

The Company entered into various operating lease agreements. For the nine and three months ended at 30 September 2007 and 2006, total rent expenses for operating leases were $133,821, $108,680, $46,305 and $36,705, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Capital commitments

As at 30 September 2007, outstanding capital commitments that the Group entered into with respect to purchase of property, plant and equipment amounted to $74,764 (31 December 2006: $2,496).

Purchase Obligations

According to the “Sponsorship and Advertising Agreements” signed in the context and as an integral part of the “Restructuring Framework Agreement”, the Group committed to purchase sponsorship and advertisement from Digital Platform Iletisim Hizmetleri AS (“Digital Platform”). Outstanding purchase obligation with respect to these agreements as at 30 September 2007 amounted to $69,033 (31 December 2006: $81,785) excluding VAT.

The principal shareholder of Baytur Insaat Taahhut AS (“Baytur”), a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The contract amount is $39,650. During 2007, Baytur settled its obligation in respect of the project and the Company wholly paid the contract amount to Baytur as at 30 September 2007 (31 December 2006: $34,770).

Guarantees

At 30 September 2007, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 119,858 (equivalent to $99,484 at 30 September 2007) (31 December 2006: $51,134).

As explained in note 23, the Company has fully guaranteed the long term junior facility of Astelit.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues in total. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the Telecommunications Authority, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date. The Company has completed its related liabilities with respect to coverage as at 30 September 2007.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: Telecommunications Authority sets the initial maximum tariffs in TRY and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the Telecommunications Authority, Suspension and Termination:

The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Rights of the Telecommunications Authority, Suspension and Termination: (continued)

The Telecommunications Authority may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the Telecommunications Authority may operate the Company’s GSM network.

The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay’s approval on 10 March 2006.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, one is for DCS–1800. These activity licenses are valid until 17 November 2020 and 8 June 2008, respectively. On 19 June 2007, Astelit, renewed its DCS 1800 activity license until 19 June 2022. As of 30 September 2007, Astelit owns sixteen GSM–900 and DCS 1800 frequency licenses which are regional or throughout Ukraine. These frequency licences are valid until 26 July 2019, 3 March 2019, 30 January 2011, 4 February 2008, 10 May 2010, 11 December 2017 (two frequency licences are valid until this date), 3 December 2018, 9 June 2016, 17 November 2020 (two frequency licenses are valid until this date), 4 April 2021, 4 May 2017, 8 June 2008, 1 January 2013 and 3 July 2022. In addition to the above GSM licenses, Astelit owns four licenses for local phone fixed connection with wireless access using D-AMPS standard which are valid until 22 September 2010, 17 June 2013, 30 October 2017 and 15 December 2018.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in one month; about changes in incorporation address in 10 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Tellcom Iletisim Hizmetleri AS:

Tellcom Iletisim Hizmetleri AS (“Tellcom”) acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Infrastructure License and Interconnection License on 19 November 2004, 16 June 2005, 3 March 2006 and 20 July 2006, respectively. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System Contract is scheduled to expire on 1 March 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu (“GSGM”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting contract starting from March 2007. Following the annulment decision, on 28 February 2007, the Turkish parliament passed a new law that allowed Spor Toto Teskilat Mudurlugu (“Spor Toto”) to hold a new tender before 1 March 2008 and sign a contract which will be valid until 1 March 2008. Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with new conditions which will be valid until 1 March 2008. As per the new conditions, the commission rate of Inteltek decreased to 7% as a head agent of fixed odds betting games, which was previously 12% under the former contract.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of A Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus (“Ministry”) which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

Under the Mobile Communication License Agreement, Kibris Telekom will also pay the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMBH (“Milleni.com”) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”). The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the Telecommunications Authority on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Regulation, the Telecommunications Authority may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. The Company entered into a new interconnection agreement with Globalstar on 9 September 2003, and as a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. After the merger of Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) and Aycell Haberlesme ve Pazarlama Hizmetleri AS (“Aycell”), a new company was formed with the name TT&TIM Iletisim Hizmetleri AS (“TT&TIM”). The interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. On 15 October 2004, TT&TIM changed its name to Avea. On the other hand, the business relationship on interconnection between Milleni.com and the Company has been bilaterally terminated as at 21 June 2004. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Tellcom and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company’s switch and the Company may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. In addition, the Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions, and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Telecommunications Authority may also require telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Interconnection Agreements (continued)

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. The Company and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. However, there were disputes between the operators regarding pricing terms and as per the Regulation, the issue had been escalated to the Telecommunications Authority by Turk Telekom, Telsim and Avea. Meanwhile, the Telecommunications Authority issued reference interconnection rates during the fourth quarter of 2004, which indicate pricing terms. Consequently, on 10 August 2005, the Telecommunications Authority issued a ‘temporary interconnection price schedule’ for the interconnection between Turk Telekom and the Company which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. Telecommunications Authority issued final reference call termination rates for all operators in the market in June 2006. These rates are lower than previously applied termination rates with the other GSM operators, as expected but reveal no change with the temporary interconnection rates applied between Turk Telekom and the Company since August 2005. Based on the Telecommunications Authority’s resolution, the Company has started to apply the new reference call termination rates with Avea starting from July 2006. In the end of July 2006, the Company signed an agreement with Vodafone at more favorable rates than reference call termination rates suggested by the Telecommunications Authority which has been retrospectively effective from 24 May 2006 which is the date of transfer of shares of Telsim to Vodafone. Therefore, the Company has started to apply these more favorable rates starting from 24 May 2006 with Vodafone. For the period between 1 March 2006 and 24 May 2006, final reference call termination rates have been applied retroactively with Telsim.

On 16 January 2007, Telecommunications Authority published “Standard Reference Interconnection Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TRY 0.140/minute (equivalent to full $0.116/minute as at 30 September 2007) between 16 January 2007 and 28 February 2007. From 1 March 2007, the fee is full TRY 0.136/minute (equivalent to full $0.113/minute as at 30 September 2007). These “Standard Reference Interconnection Tariffs” are not necessarily directly applicable to the Company’s current or future interconnection agreements unless explicitly stated by the Telecommunications Authority at the end of the settlement procedure. However, full TRY 0.136/minute (equivalent to full $0.113/minute as at 30 September 2007) has been started to be applied between Turk Telekom and the Company starting from 1 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on VAT on Ongoing License Fee

Starting from June 2003, the Company has begun to make payments for VAT on ongoing license fees with reservations and commenced a lawsuit against the Tax Office for the related period. On 31 December 2003, the Tax Court decided that the Company would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. On 28 March 2006, Danistay decided in line with the local court. Tax Office applied for correction of the decision. On 27 February 2007, Danistay rejected the Tax Office’s application for correction of decision. The case has been finalized. Based on the management and legal counsel’s opinion, the Company has not provided any accrual related with this dispute in its consolidated interim financial statements as at and for the nine months ended 30 September 2007.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,023 (equivalent to $2,509 as at 30 September 2007) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $24,957 as at 30 September 2007).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As at 30 September 2007, the Company recorded a provision of TRY 13,296 (equivalent to $11,036 as at 30 September 2007) because its management and legal counsel believe that this is the most likely outcome.

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Telecommunications Authority have been subject to several lawsuits. On 26 November 2001, the Company initiated an arbitration suit in ICC against Turkish Ministry and Telecommunications Authority. On 25 November 2003, ICC rendered a decision stating that the case is not under its jurisdiction. The Company initiated a lawsuit for the annulment of this decision. The First Instance Court rejected the case and the Company appealed against said decision. The Supreme Court annulled the decision of the First Instance court in favor of the Company. On 13 September 2006, local court decided to execute the Supreme Court’s decision. On 22 May 2007, the Court rejected the case. The Company appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

In a letter dated 14 March 2002, the Telecommunications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless the Telecommunications Authority declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Telecommunications Authority. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The appeal process is still pending.

On 9 June 2003, Turkish Competition Board (the “Competition Board”) decided that the Company abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $18,112 as at 30 September 2007). On 28 March 2006, Danistay cancelled the Competition Board’s decision. Both parties have not appealed the decision and, accordingly, Danistay’s decision was finalized.

On 10 December 2004, Tax Office requested nominal amount of approximately TRY 21,822 (equivalent to $18,112 as at 30 September 2007) regarding the Competition Board’s decision. On 25 November 2005, the Administrative Court decided the cancellation of the aforementioned payment order. Both the Competition Board and Tax Office have appealed the decision. Danistay approved the Administrative Court decision. Competition Board applied for the correction of the decision of Danistay. On 6 July 2007, Danistay rejected the application for the correction of the related decision. With respect to this rejection, the decision regarding cancellation of the aforementioned payment has been finalized.

Additionally, the Telecommunications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $18,112 as at 30 September 2007). On 7 April 2004, the Company made the related payment. On 3 January 2005, Telecommunications Authority paid back nominal amount of TRY 21,822 (equivalent to $18,112 as at 30 September 2007). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 30 September 2007.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. On 23 July 2007, the Court sent the file to expert examination. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 30 September 2007.

If the Company is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be adversely affected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined by nominal amount of approximately TRY 6,973 (equivalent to $5,788 as at 30 September 2007) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. Based on this decision, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $5,788 as at 30 September 2007) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay rejected the injunction request of the Company. The Company has objected to this rejection decision. Danistay rejected the Company’s objection request. The Company ceased to accrue for TRY 6,973 (equivalent to $5,788 as at 30 September 2007) on its consolidated interim financial statements as at 30 September 2007 due to the aforesaid payment on 25 September 2006.

Dispute on Collection of Frequency Usage Fees

On 21 May 1998, the Company entered into a protocol with the Wireless Communications General Directorate (the “Directorate”) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, the Company is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate’s power, including all of its rights and obligations, was transferred to the Telecommunications Authority.

On 22 March 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, the Company filed a lawsuit requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. After respective legal procedures, on 20 April 2004, the Company paid nominal amount of TRY 145,644 (equivalent to $120,886 as at 30 September 2007) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected the Company’s request and decided that there should be no further judgment on this issue since the frequency usage fees of 2002 are paid. Both the Company and Telecommunications Authority appealed this decision. On 29 June 2006, Supreme Court rejected both appeals and approved the local court’s judgment. Both the Company and Telecommunications Authority have applied for the correction of this decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Telecommunications Authority on International Voice Traffic

In May 2003, the Company was informed that the Telecommunications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Telecommunications Authority fined the Company by nominal amount of approximately TRY 31,731 (equivalent to $26,337 as at 30 September 2007). On 9 April 2004, the Company made the related payment. With respect to the Danistay’s injunction on 5 November 2004, Telecommunications Authority paid back the nominal amount. Telecommunications Authority appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of Telecommunications Authority. On 26 December 2006, Danistay decided to reject the penalty request of Telecommunications Authority. Telecommunications Authority appealed the decision.

On 2 March 2005, Turk Telekom notified the Company that the Company has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,148 (equivalent to $181,896 as at 30 September 2007) of principal and nominal amount of TRY 178,364 (equivalent to $148,044 as at 30 September 2007) of interest, which make a sum of nominal amount of TRY 397,512 (equivalent to $329,940 as at 30 September 2007) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $374,279 as at 30 September 2007) of which TRY 219,149 (equivalent to $181,897 as at 30 September 2007) is principal and TRY 231,782 (equivalent to $192,382 as at 30 September 2007) is interest charged until 30 June 2005. The Court sent the file to expert examination. According to the expertise report filed in October 2007, interconnection agreement between the Company and Millenni.com damaged Turk Telekom TRY 288,400 (equivalent to $239,376 as at 30 September 2007) or TRY 279,227 (equivalent to $231,762 as at 30 September 2007). The Company objected to the expertise report. On 6 November 2007, the Court ruled to obtain another expertise report. Management and legal counsel believe that the aforementioned request has no legal basis. Moreover, the Company obtained an independent opinion which supports the management and legal counsel opinion dated 23 October 2007 from an expert who is not designated by the Court. The case is still pending.

Based on its management and legal counsel’s opinion, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at and for the nine months ended 30 September 2007.

Investigation of the Telecommunications Authority on Frequency Fee Payments

On 23 October 2003, the Telecommunications Authority fined the Company, claiming that the Company has made inadequate annual frequency usage fee payments by notifying its subscriber numbers less than the actual. The Telecommunications Authority requested nominal amount of TRY 16,005 (equivalent to $13,284 as at 30 September 2007) for principal, an interest charge of nominal amount of TRY 10,761 (equivalent to $8,932 as at 30 September 2007) and a penalty of nominal amount of TRY 63,463 (equivalent to $52,675 as at 30 September 2007). Management and legal counsel believe that the Telecommunications Authority’s decision is due to a misinterpretation of the applicable regulations. On 20 February 2004, the Company initiated legal proceedings for the annulment of the decision. On 26 November 2004, the Administrative Court rejected the case. The Company appealed for correction of the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Telecommunications Authority on Frequency Fee Payments (continued)

The Council of State rejected the Company’s correction of decision request and decided to remove cancellation decision by means of accepting Telecommunications Authority’s correction of decision request. Therefore First Instance Court’s decision has been finalized. On 12 October 2005, the Tax Office requested nominal amount of TRY 63,463 (equivalent to $52,675 as at 30 September 2007) regarding the Telecommunications Authority’s decision which was paid by the Company previously. On 8 November 2005, the Company initiated another lawsuit before the Administrative Court against the Tax Office requesting an injunction and cancellation of the payment order. On 31 March 2006, the court rejected the injunction request and the Company appealed the decision and on 19 June 2006, the Court accepted the Company’s appeal. On 10 April 2007, Administrative Court rejected the case and the Company appealed for the decision.

On 16 April 2004, the Company paid nominal amount of TRY 103,740 (equivalent to $86,106 as at 30 September 2007) including interest through that date regarding the Telecommunication Authority’s claim. On 3 May 2006, Danistay cancelled the portion of the Court’s judgment relating to wireless usage fee and interest accrued on such fee. However, Danistay has approved the other portions of the aforesaid judgment, by rejecting the Company’s appeal request. The Company has requested the correction of judgment against Council of State’s above mentioned decision. On 16 July 2007, Danistay rejected the Company’s application for the correction the decision and notified the Local Court decision. With respect to this conclusion, Local Court’s decision has been finalized.

Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, the Company calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to nominal amount of TRY 6,993 (equivalent to $5,804 as at 30 September 2007) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $8,196 as at 30 September 2007). Tax court accepted the Company request of cancellation of special transaction tax declarations. Tax office appealed this decision. Danistay did not accept the Tax court decision. On 25 June 2007, Danistay rejected the correction of decision. Management and legal counsel believe that Tax court will object the decision of Danistay and will insist on its first decision. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at and for the nine months ended 30 September 2007.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) commenced a lawsuit against GSGM before the Ankara 4th Administrative Court. In the lawsuit, Reklam Departmani claimed for the annulment of fixed odds betting tender related to the establishment and operation of risk management center and acting as head agency. Inteltek has participated to the case as an intervener. On 21 February 2005, the Court rejected the case. Reklam Departmani appealed this rejection. Danistay accepted the appeal request of Reklam Departmani. The case is directed to local court. Reklam Departmani claimed suspension of execution and cancellation of Fixed Odds Betting (“FOB”) tender. Local Court rejected Reklam Departmani’s suspension of execution claim on 18 August 2006. On 27 June 2007, the Court decided on the cancellation of the tender. Decision of the Court has been appealed by GSGM and Inteltek. Management and legal counsel believe that it is not practicable to issue an opinion on the conclusion of the case at the current stage.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency (continued)

The Company has not set any accruals with respect to this matter in its interim financial statements as at and for the nine months ended 30 September 2007.

With respect to the same tender, Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) commenced a lawsuit against Public Tender Authority and GSGM for the annulment of tender related to the establishment and operation of risk management center and acting as head agency, tender transaction and the Public Tender Authority’s decision concerning there is no ground to decide on the application regarding to the annulment of the tender transactions. Since Inteltek’s operations may be affected by the court’s decision, Inteltek has participated to the case as an intervener. On 21 February 2006, the Court rejected the case. Both Gtech and Public Tender Authority appealed the decision. Danistay accepted the request of appeal. On 8 November 2006, the Court decided for the annulment of the Public Tender Authority’s decision and rejected the case from the tender transactions point of view. This decision was appealed by Inteltek, Public Tender Authority and GSGM. Following the appeal of parties on 12 January 2007, Danistay decided for the preliminary injunction of the tender transactions subject to the lawsuit together with the decision of the First Instance Court’s decision. Inteltek and GSGM objected to this decision and Danistay rejected the objection request.

Following the above mentioned Danistay’s decision, Grand National Assembly of Turkey passed a new law that allowed Spor Toto Teskilat Mudurlugu to hold a new tender and sign a new contract which will be valid until 1 March 2008. On 15 March 2007, GSGM held a new tender, at which Inteltek became the preferred bidder and reacquired the right to operate until 1 March 2008. On the other hand, Inteltek initiated two lawsuits against GSGM on the ground that the termination of the Fixed Odds Betting Contract dated 2 October 2003 was unjustified and to determine that the aforementioned contract is valid under law and is in force.

Legal counsel believes that it is not practicable to issue an opinion on the conclusion of these cases. Based on its management and legal counsel’s opinion the Company has not provided any accruals with respect to these matters in its consolidated interim financial statements as at and for the nine months ended 30 September 2007. However, the new contract is valid until 1 March 2008 and the Company management will evaluate to attend a new tender, if any.

Dispute with Spor Toto Teskilat Mudurlugu I

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,732 as at 30 September 2007) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto Teskilat Mudurlugu I (continued)

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto on behalf of GSGM. In this lawsuit, Spor Toto has requested from the Court to determine that Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TRY 1,527 (equivalent to $1,267 as at 30 September 2007) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GSGM and Inteltek is not responsible for the uncollected amount of TRY 1,527 (equivalent to $1,267 as at 30 September 2007) and also rejected the demand of GSGM that reconciliation period should be six-month independent periods. GSGM appealed the Court’s decision. Supreme Court rejected the appeal request of GSGM.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued amount of TRY 3,292 (equivalent to $2,732 as at 30 September 2007).

Dispute with Spor Toto Teskilat Mudurlugu II

On 29 January 2007, Spor Toto sent a letter to Inteltek claiming that duplicate payments have been made to Inteltek under the two separate agreements that Inteltek operates under and it would keep these duplicate payments in an escrow account until settlement of this issue. Following this letter, on 27 February 2007, Inteltek initiated a lawsuit against Spor Toto stating that all payments made with respect to the contracts between Inteltek and Spor Toto are valid under law. The case is still pending.

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,109 (equivalent to $21,671 as at 30 September 2007) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed this decision. As it is stated in the existing Interconnection Agreement with Telsim, Telsim referred the matter to the Telecommunications Authority. The resolution procedure was finalized and Telecommunication Authority set the call termination charges which are effective from 1 March 2006. The Company initiated a lawsuit for the annulment of the decision of the Telecommunications Authority. The case is still pending. According to the Telecommunications Authority decision, these charges have been applied between the Company and Telsim from 1 March 2006 to 24 May 2006. The management and legal counsel of the Company believe that it is premature to estimate the legal outcome with respect to Telsim’s request of its damages at this point. Therefore, the Company has not recorded any accrual with respect to this matter in its consolidated interim financial statements as at and for the nine months ended 30 September 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Invalidity of the Board Resolution

On 23 June 2005, the Board of Directors of the Company has decided to allow Alfa Group to conduct a due diligence in the Company and to entitle the management. On 1 July 2005, Sonera filed a lawsuit with an injunction request against the Company for the purpose of determination of the invalidity of the resolution dated 23 June 2005. On 28 December 2005, the Court rejected the injunction request of Sonera. Sonera has appealed this decision on 24 February 2006. On 14 June 2007, the Court rejected the objection request of Sonera.

Dispute with Iranian Ministry in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006.

Dispute with the Telecommunications Authority with respect to temporary set call termination fees

The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005.

On 7 October 2005, the Company filed a lawsuit against Telecommunications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the Court rejected the Company’s preliminary injunction request. The Company has appealed this decision. The appeal request has been rejected. On 4 July 2007, the Court decided that the lawsuit is not under its jurisdiction. Besides, on 1 June 2006, Telecommunications Authority issued reference call termination fees for the Company and Turk Telekom. In addition, on 26 July 2006, Telecommunications Authority issued final call termination fees for the Company and Turk Telekom. On 10 July 2006 and 14 August 2006, the Company filed two lawsuits before Ankara Administrative Court for the injunction and cancellation of reference call termination fees together with the final termination fees set as full TRY 0.140/minute (equivalent to full $0.116/minute as at 30 September 2007) for calls terminating on Turk Telekom and the Company’s network through the decisions of Telecommunications Authority dated 1 June 2006 and 26 July 2006. On 9 October 2006, the Administrative Court rejected injunction request of the Company dated 10 July 2006. The Company objected to this decision. On 22 November 2006, objection request has been rejected. On 28 May 2007, the Court decided that the lawsuit is not under its jurisdiction. On 21 September 2007, Administrative Court rejected the injunction request of the Company dated 14 August 2006. The Company objected to the decision.

On 12 September 2007, the Company filed another lawsuit on Danistay for the injuction and cancellation of call termination fees between the Company and Turk Telekom which have been set as TRY 0.140/minute (equivalent to full $0.116/minute as at 30 September 2007) between 1 January 2007 and 28 February 2007 and full TRY 0.136/minute (equivalent to full $0.113/minute as at 30 September 2007) starting from 1 March 2007. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Telecommunications Authority with respect to temporary set call termination fees (continued)

As mentioned above, Telecommunications Authority has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls. Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $9,935 as at 30 September 2007) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The file is under expert examination. The case is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Telecommunications Authority for the period between November 2005 and October 2006 amounting to nominal amount of TRY 23,726 (equivalent to $19,693 as at 30 September 2007) including principal, interest and penalty on late payment. The file is under expert examination. The case is still pending.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Telecommunications Authority for the period between November 2006 and 1 March 2007 amounting to nominal amount of TRY 6,836 (equivalent to $5,674 as at 30 September 2007) including principal, interest and penalty on late payment.

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on 1 June 2006 by Telecommunications Authority. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On 14 August 2006, the Company filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.140/minute (equivalent to full $0.116/minute as at 30 September 2007) for calls terminating on the Company’s network.

On 19 December 2006, Ankara Administrative Court dismissed the case, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 21 September 2007, the Court rejected the injunction request of the Company. The Company will object the decision. On 26 September 2007, the Company filed a lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.136/minute (equivalent to full $0.113/minute as at 30 September 2007) for calls terminating on the Company’s network. The case is still pending.

Additionally, on 23 August 2006, the Company also filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between 1 March-24 May 2006) which have been set as full TRY 0.140/minute (equivalent to full $0.116/minute as at 30 September 2007) for calls terminating and full TRY 0.297/unit (equivalent to full $0.247/unit as at 30 September 2007) for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on 29 August 2006, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 1 May 2007, the Court rejected the injunction request of the Company. The Company objected to this decision. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees

On 28 February 2006, Avea has initiated a lawsuit against the Company claiming that although there is an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $10,188 as at 30 September 2007) for the period between February 2005 and December 2005 with its accrued interest till payment. On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea, and the Company should pay Avea’s losses amounting to nominal amount of TRY 12,275 (equivalent to $10,188 as at 30 September 2007) for the period between February 2005 and December 2005 with its accrued interest till payment. The Company appealed the decision. The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006 in order not to be under legal action for collection and additional interest charge. The appeal process is still pending.

On 22 December 2006, Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 6,480 (equivalent to $5,378 as at 30 September 2007) for the period between January 2006 and August 2006 with its accrued interest till payment. The case is still pending.

In line with the court decision regarding charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized with respect to the February 2005 to June 2006 for Avea’s losses in the consolidated financial statements as at and for the year ended 31 December 2006. Also, interest has been accrued till 30 September 2007 amounting to nominal amount of TRY 2,342 (equivalent to $1,943 as at 30 September 2007) for Avea’s losses for the period between January 2006 and August 2006.

The Company has also applied to the Telecommunications Authority to set SMS interconnection prices between the Company and Avea. On 7 March 2007, the Telecommunications Authority determined the SMS termination fees between the Company and Avea as full TRY 0.0365/SMS (equivalent to full $0.0303/SMS as at 30 September 2007) effective from 23 March 2007.

Dispute on value added taxation with respect to roaming services

Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 19,791 (equivalent to $16,427 as at 30 September 2007) for VAT and penalty fee. Moreover, Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years 2001 and 2002 amounting to nominal amount of TRY 15,972 (equivalent to $13,257 as at 30 September 2007) and TRY 23,863 (equivalent to $19,807 as at 30 September 2007) for VAT and penalty fee, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on value added taxation with respect to roaming services(continued)

Management decided not to pay such amounts and initiated judicial processes on 6 April 2006 for VAT and penalty fee for the year 2000 and on 13 July 2006 for VAT and penalty fees for the years 2001 and 2002. On 28 June 2007, the Court rejected the case. The Company will appeal this decision. On 4 October 2007, the Company initiated a lawsuit requesting cancellation of payment requests and VAT tax notices for the aforementioned amounts with respect to years 2000, 2001 and 2002. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at and for the nine months ended 30 September 2007.

Dispute on ongoing license fee and universal service fund payment based on the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is valid after Danistay’s approval on 10 March 2006. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized started from 21 July 2005 until 10 March 2006 totalling TRY 111,316 (equivalent to $92,394 as at 30 September 2007) including interest of TRY 8,667 (equivalent to $7,194 as at 30 September 2007). On 9 May 2007, the Court decided that the case is not under its jurisdiction and the Company appealed for this decision.

The above-mentioned enacted law dated 3 July 2005 also assigned Telecommunications Authority for the revision of license agreement according to new regulation. However, Telecommunications Authority did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has initiated a lawsuit against the Telecommunications Authority in Administrative Court for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TRY 112,317 (equivalent to $93,225 as at 30 September 2007) including interest of TRY 9,668 (equivalent to $8,025 as at 30 September 2007). The Company has decided to give up the request regarding the interest of TRY 9,668 (equivalent to $8,025 as at 30 September 2007). On 22 March 2007, the Court decided that the case is not under its jurisdiction.

Dispute on Telecommunications Authority fee payment based on the amended license agreement

Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once in a year as Telecommunications Authority Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision. Danistay rejected the Company’s objection request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Telecommunications Authority fee payment based on the amended license agreement (continued)

On 21 June 2006, Telecommunications Authority notified the Company that the Telecommunications Authority Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, Telecommunications Authority requested the Company to pay additional TRY 4,011 (equivalent to $3,329 as at 30 September 2007). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of Telecommunications Authority. On 30 May 2007, the Court rejected the Company’s injunction request. The Company objected to the decision. Ankara Administrative Court rejected the objection request of the Company.

On 2 October 2007, the Company filed a lawsuit claiming that Telecommunications Authority fee for the year 2006 which had been already paid in April 2007 should have been calculated according to the previous license agreement which was valid between 1 January 2006 and 9 March 2006. The case is still pending.

Dispute on receivables from Avea regarding call termination fees

Based on the 21st article of the Access and Interconnection Regulation, the operators may retrospectively apply the final call termination fees determined by Telecommunications Authority under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TRY 32,334 (equivalent to $26,838 as at 30 September 2007) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by Telecommunications Authority on June 2006. On 20 February 2007, the court has dismissed the case. The Company appealed the said decision.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera filed a lawsuit with an injunction request for the purpose of determination of the invalidity of the Company’s General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested nominal amount of TRY 8,136 (equivalent to $6,753 as at 30 September 2007) including interest. The case is still pending.

Dispute on Turk Telekom Interconnect Costs

On 26 April 2007, Turk Telekom initiated a lawsuit against the Company claiming that interconnect costs declared for the determination of Standard Reference Interconnection Tariffs do not reflect the actual costs. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. In March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB. The court rejected the Company’s suspension of execution request. The Company objected to the decision. On 15 August 2007, Local Ankara Administrative Court accepted the Company’s objection request.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the Telecommunications Authority claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the Telecommunications Authority on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. The case is still pending:

Inquiry of Telecommunications Authority on Campaigns

According to the decision of Telecommunications Board dated 15 March 2007, a pre-inquiry has been decided to start regarding the campaigns in which free minutes or counters are given to the new subscribers in the introduction sets in order to determine their conformity with telecommunications legislation. Telecommunications Authority decided to make an investigation on this issue. Investigation report has been notified to the Company and legal arguments of the Company have been requested. The Company submitted its legal arguments to the Telecommunications Authority on 20 October 2007.

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, SDIF requested TRY 15,149 (equivalent to $12,574 as at 30 September 2007) to be paid in a month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 19 October 2007, the Company filed a lawsuit for the injunction and cancellation of the payment request. The case is still pending.

Based on its management and legal counsel’s opinion, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at and for the nine months ended 30 September 2007.

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts given to distributors although the Company recorded these discounts in a seperate line item as sales discounts. Starting from 2007, the Company started to deduct discounts given to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TRY 51,254 (equivalent to $42,542 as at 30 September 2007). In a letter dated 23 February 2007, the Company requested ongoing license fee amounting to TRY 46,128 (equivalent to $38,287 as at 30 September 2007) and interest accrued amounting to TRY 5,020 (equivalent to $4,167 as at 30 September 2007) from Turkish Treasury and universal service fund amounting to TRY 5,125 (equivalent to $4,254 as at 30 September 2007) and interest accrued amounting to TRY 558 (equivalent to $463 as at 30 September 2007) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Contingencies (continued)

Legal Proceedings (continued)

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts (continued)

existing ongoing monthly payments. As at 30 September 2007, the Company deducted TRY 22.867 (equivalent to $18.980 as at 30 September 2007) from existing monthly ongoing license fee and universal service fund payments.

Turkish Treasury send a letter to the Company dated 17 July 2007 and rejected deducting ongoing licensee fees that relates to 2006 from current year payments. Accordingly, TRY 2,960 (equivalent to $2,457 as at September 2007) that is deducted from ongoing license fee payment for May 2007 has been requested from the Company. The Company has not made the related payment and continue to deduct ongoing license fee and universal service fee amount related to discounts given to distributors for the year 2006.

Management and legal counsel believe that the Company has the legal right to make deductions with respect to this issue.

32.	Related parties

Transactions with key management personnel:

Key management personnel comprise of the Group’s directors and key management executive officers.

As at 30 September 2007 and 31 December 2006, none of the Group’s directors and executive officers has outstanding personnel loans from the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $3,885, $3,449, $1,478 and $1,549 for the nine and three months ended 30 September 2007 and 2006, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company’s management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values. None of these balances is secured.

Other related party transactions:

Due from related parties – long term	30 September	31 December
	2007	2006
Digital Platform	66,497	70,417
Other	3,245	2,089
	69,742	72,506

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

Other related party transactions: (continued)

Due from related parties – short term	30 September	31 December
	2007	2006
A-Tel	12,893	19,202
Digital Platform	7,237	7,084
Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hiz. AS (“Superonline”)	4,060	1,226
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	3,742	9,439
Kyivstar GSM JSC (“Kyivstar”)	1,798	-
ADD Production Medya AS (“ADD”)	-	8,289
Baytur	-	15,067
Other	7,266	5,794
	36,996	66,101
Due to related parties –short term

As at 30 September 2007 and 31 December 2006, due to related parties balance, resulted from goods and services purchased from related parties in the ordinary course of business, is amounting to $8,411 and $6,844 respectively.

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform amounting to $73,734 as at 30 September 2007 in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $73,734 represents present value of future cash flows and services discounted using imputed interest rate. As at 30 September 2007, $66,497 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. Besides, the Company paid $6,195 to Digital Platform within the scope of the agreement during the nine months ended 30 September 2007.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from simcard and prepaid card sales to this company and payables in relation to dealer activation fees and simcard subsidies for the sale of prepaid cards.

Due from Superonline, a company whose majority shares are owned by Cukurova Group, mainly resulted from interconnection and call center services provided by the Group.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and prepaid card sales to this company.

Due from Kyivstar, whose shares are owned by the minor shareholder of the Company, mainly resulted from call termination and international traffic carriage services.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table.

	Nine months ended 30 September		Three months ended 30 September
Revenues from related parties	2007	2006	2007	2006
Sales to KVK Teknoloji
Simcard and prepaid card sales	423,207	386,139	170,691	145,537
Sales to A-Tel
Simcard and prepaid card sales	91,522	182,935	40,225	30,203
Sales to Kyivstar
Telecommunications services	28,701	5,397	15,439	1,751
Sales to Digital Platform
Call center revenues and interest charges	11,926	9,202	4,516	3,231
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	9,280	8,969	3,482	3,533

	Nine months ended 30 September		Three months ended 30 September
Related party expenses	2007	2006	2007	2006
Charges from ADD
Advertisement services	111,757	95,238	34,747	35,712
Charges from Kyivstar
Telecommunications services	24,361	7,545	9,479	3,623
Charges from A-Tel (*)
Dealer activation fees and others	18,395	49,384	4,744	12,737
Charges from KVK Teknoloji
Dealer activation fees and others	15,671	9,453	3,632	3,981
Charges from Hobim
Invoicing and archieving services	12,611	10,872	4,291	4,615
Charges from Millenicom
Telecommunications services	7,850	5,953	3,675	1,935
Charges from Betting SA
Consultancy services	6,090	12,173	1,793	5,240
Charges from Baytur
Residence project	3,715	6,147	1,329	1,462

* Transactions with A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the nine and three months ended 30 September 2007 and for the two months ended 30 September 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, the Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005. On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Related parties (continued)

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company entered into a media purchasing agreement with ADD on 23 January 2002, which expired on 31 December 2002 and further extended to 31 December 2003. In 2004 and 2005, the agreement was revised again with similar terms. On 1 September 2006, a revised agreement has been signed with ADD and the validity period of the agreement has been extended to 31 August 2008. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA on 11 March 2004 to get consultancy services including monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely.

Agreements with Baytur:

The principal shareholder of Baytur, a construction company, is Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The agreement amount is $39,650. During 2007, Baytur settled its obligation in respect of the project and the Company wholly paid the contract amount to Baytur as at 30 September 2007 .

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 September 2007 and 31 December 2006 are as follows:

Subsidiaries		Ownership Interest
	Country of incorporation	30 September 2007 (%)	31 December 2006 (%)

Kibris Telekom	Turkish Republic of Northern Cyprus	100	100
Global	Turkey	100	100
Turktell Bilisim Servisleri AS	Turkey	100	100
Tellcom	Turkey	100	100
Turktell Uluslararasi	Turkey	100	100
Turkcell Kurumsal Satys ve Dagytym Hizmetleri AS	Turkey	100	100
Eastasia	Netherlands	100	100
Turkcell Teknoloji Araptyrma ve Geliptirme AS	Turkey	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	100	100
Financell	Netherlands	100	—
Rehberlik Hizmetleri AS	Turkey	100	—
Corbuss Kurumsal Telekom Servis
Hizmetleri AS	Turkey	99	99
Inteltek	Turkey	55	55
Bilyoner	Turkey	55	55
Euroasia	Netherlands	55	55
Astelit	Ukraine	55	55
Iyi Eglenceler*	Turkey	—	100

* Merger of Iyi Eglenceler and Turktell has been completed in September 2007.

34.	Subsequent events

34.1	Telecommunications Authority sent a letter dated 16 October 2007 and stated that the Company should comply with the decisions specified below regarding tariff policies the Company applies:
•

Call origination fees applicable between Turkcell subscribers should not be lower than the minumum call termination fees for other operators within the context of ordinary and discounted fees in the same period.

•

Maximum call origination or termination fee should be specified as full TRY 0.66/minute including VAT for the calls between GSM subscirbers in the ‘GSM Maximum Tariff Chart’ for general subscription packages.

34.2	Loan utilized from Calyon Bank amounting to EUR 3,000 with a maturity of October 2008 has been early extinguished on 5 October 2007.

EXHIBIT 2

PRESS RELEASE

TURKCELL ILETISIM HIZMETLERI A.S.

REPORTS RESULTS

FOR THE THIRD QUARTER 2007

“Robust Financials”

Third Quarter 2007 Results

Turkcell Iletisim Hizmetleri A.S. Reports Results for the Third Quarter of 2007

Istanbul, Turkey, November 7, 2007 – Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced results for the third quarter, ended September 30, 2007. All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in US$.1

Highlights of the Third Quarter 2007

•	Revenue increased by 44% to US$1.7 billion (US$1.2 billion)
•	EBITDA* increased by 62% on an annual basis to US$771.5 million (US$ 477.1 million)
•	Recorded net income of US$401.2 million (US$311.8 million)
•	Turkcell’s subscriber base grew by 13% on an annual basis to 34.8 million (30.8 million) as of September 30, 2007
•	Average revenue per user (“ARPU”) grew by 26% on an annual basis to US$15.3 (US$12.1)
•	Turkcell recorded blended minutes of usage per subscriber (“MoU”) of 83 minutes (82 minutes) in the the third quarter of 2007
•	Astelit, Turkcell’s Ukrainian subsidiary, recorded positive EBITDA* of US$2.9 million for the first time since it started its operations

*EBITDA is a non-GAAP financial measure. See pages 10-11 for the reconciliation of EBITDA to net cash from operating activities.

( In this press release, a year on year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for the third quarter 2007 refer to the same item in the third quarter of 2006. For further details, please refer to our consolidated financial statements and notes as at and for the period ended September 30, 2007 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

Comments from the CEO, Sureyya Ciliv

"We are happy to deliver another quarter of solid results as a consequence of our strong execution, as top line and EBITDA growth once again accelerated. Our revenue increased by 44%, EBITDA increased 62% on an annual basis and net income margin of 23% was achieved. We are also very pleased to report that our Ukrainian operation also achieved an important milestone by reporting positive EBITDA for the first time in the third quarter of 2007, ahead of plans.

In Turkey, we recorded strong subscriber growth as well as usage while successfully maintaining our overall leading position in our market, which we believe is a clear reflection as to how our customers value our brand name, quality infrastructure and better products and services. We continued to communicate our competitive advantages while introducing a number of initiatives to drive customer loyalty and satisfaction to ensure growth during the quarter, which resulted very positively for us. Our commitment for investments in communications and technology areas will continue while our intention to explore international markets remain as one of our key priority in 2008, in order to maximize value for our shareholders.

_________________________

  1  Please note that all financial data is consolidated and comprises of Turkcell Iletisim Hizmetleri A.S., (the “Company”, “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises of Turkcell only. The terms "we", "us", and "our" in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Third Quarter 2007 Results

I thank again to all the Turkcell employees and business partners for their continued hard work during this period.’’

OVERVIEW OF THE THIRD QUARTER

The third quarter of 2007 was marked by two local elections and turmoil in the global financial markets. Meanwhile, Turkey remained quite resilient and consumer sentiment in the Turkish market remained relatively positive.

Despite the active competitive environment during the period, we recorded strong growth in our subscriber base while solid usage levels were sustained and we maintained our leading position in the Turkish GSM market. We maintained our focus on customer satisfaction with a number of initatives which have been well received by our customers. These initiatives coupled with the effective communication of our value propositions, have paved the way to our continued leadership in the Turkish GSM market.

We face an increasingly dynamic operating environment where our competitors’ aggressive subscriber acquisition initiatives and campaigns to manage price perception continue. During the period, in support of our value focus, we introduced offers to maintain high usage levels, higher ARPU’s and attract and retain value customers. Furthermore, in line with our customer satisfaction focus, we launched a new pricing scheme in October to meet the expectations of our customers. We created five main tariff packages so subscribers can easily pick the plan that best suits their needs.

In addition to strengthening our pricing offering, we continued to focus on providing the best quality service and coverage in voice and data, investing US$267 million in our network in Turkey during the first nine months of 2007. We maintained our leadership in terms of breadth, usage and quality of services through our portfolio of Value Added Services and sustained a solid contribution to our top line with revenue from these services contributing 11% of our total net revenue in the third quarter of 2007.

Financial and Operational Review of Third Quarter 2007

The following discussion focuses principally on the developments and trends in our business in the third quarter of 2007. Selected financial information for the third quarter of 2006, second quarter of 2007 and third quarter of 2007 is also included at the end of this press release.

Macro environment Information

	Q3 2006	Q2 2007	Q3 2007	Q3 2007-Q3 2006 % Chg	Q3 2007-Q2 2007 % Chg

TRY / US$ rate
Closing Rate	1.4971	1.3046	1.2048	(19.5%)	(7.6%)
Average Rate	1.5045	1.3317	1.2932	(14.0%)	(2.9%)
INFLATION
Consumer Price Index	1.69%	1.47%	0.31%	-	-
Producer Price Index	(0.12%)	1.09%	1.94%	-	-

Third Quarter 2007 Results

Post-election optimism in the Turkish financial markets was interrupted by the global economic turmoil in late July and early August. Change in the global risk appetite resulted in volatility in the exchange rate of TRY against US$ and some changes in the credit environments. However, Turkey proved quite resilient and consumer sentiment remained relatively positive. In line with current trends, we have further revised our TRY against US$ exchange rate expectations for the 2007 year end from a closing rate of 1.45 to 1.24.

Our results of operations and business and financial performance are affected by the macro economic environment, developments in the geopolitical environment, the competitive environment and the dynamics of consumer confidence in Turkey. Therefore, we will continue to monitor the developments in these areas closely.

Financial Review

Profit & Loss Statement (million US$)	Q3 2006	Q2 2007	Q3 2007	Q3 2007-Q3 2006 % Chg	Q3 2007-Q2 2007 % Chg

Total revenue	1,199.4	1,503.5	1,722.8	43.6%	14.6%
Direct cost of revenue	(651.5)	(768.4)	(799.9)	22.8%	4.1%
Depreciation and amortization	(182.0)	(197.9)	(202.2)	11.1%	2.2%
Administrative expenses	(40.2)	(54.4)	(56.9)	41.5%	4.6%
Selling and marketing expenses	(212.7)	(281.6)	(296.9)	39.6%	5.4%

EBITDA	477.1	596.9	771.5	61.7%	29.3%
EBITDA Margin	40%	40%	45%	5.0 p.p.	5.0 p.p.

Net finance income / (expense)	83.3	(110.2)	(147.2)	(276.7%)	33.6%
Finance expense	42.8	(163.5)	(230.7)	(639.0%)	41.1%
Finance income	40.5	53.3	83.5	106.2%	56.7%
Share of profit of equity accounted investees	26.5	8.4	17.2	(35.1%)	104.8%
Income tax expense	(108.9)	(46.4)	(50.2)	(53.9%)	8.2%
Net income	311.8	273.6	401.2	28.7%	46.6%

Revenue: Our consolidated revenue grew by 43.6% to US$1,722.8 million in the third quarter of 2007 compared to the same period last year. This mainly stemmed from strong usage and subscriber growth, appreciation of TRY against US$ combined with the upward price adjustments of 11% on an annual basis and the impact of our consolidated subsidiaries.

In 2007, we expect revenue growth of nearly 30% on the back of growth in our subscriber base, usage trends and the revised TRY against US$ exchange rate expectations.

In 2008, we expect double digit revenue growth as measured in TRY on the back of continued growth in our subscriber base, and usage trends.

Direct cost of revenue: Although direct cost of revenue including depreciation and amortization increased year on year by 22.8% to US$799.9 million, the proportion of direct cost of revenue to total revenue improved to 46% from 54% compared to the same period in 2006. This improvement was mainly due to the decrease in the percentage of depreciation and amortization as a percentage revenue, lower treasury share payments and lower non-revenue based operational expenses such as network maintenance, radio and transmission costs, which did not increase paralel to the revenue.

Third Quarter 2007 Results

Depreciation and amortization increased to US$202.2 million in the third quarter of 2007 compared to US$182.0 million in the third quarter of 2006 mainly due to the appreciation of TRY against US$.

Interconnection costs also increased year on year by 33.0% to US$108.0 million while the percentage of interconnection costs as a percentage of revenue improved slightly.

Selling and marketing expenses: The share of selling and marketing expenses as a percentage of total revenue in the third quarter of 2007 decreased slightly to 17% compared to same period in 2006. Selling and marketing expenses increased in nominal terms by 39.6% year on year, reaching US$296.9 million in the third quarter of 2007 mainly due to increased advertising and acquisition expenses as well as retention related campaign costs in an active competitive environment. The appreciation of TRY against US$ also contributed to the increase in expenses during the quarter

Administrative expenses: During the third quarter of 2007, administrative expenses as a proportion of revenue remained stable at 3% while administrative expenses increased to US$56.9 million.

Share of profit of equity accounted investees: In the third quarter of 2007, our equity in net income of unconsolidated investees that consisted of the net income/(expense) impact of Fintur and A-Tel decreased to US$17.2 million compared to US$26.5 million in the third quarter of 2006.

Our 50% owned subsidiary A-Tel, impact two items in our financial statements. A-Tel’s revenue that are generated from Turkcell are netted from the selling and marketing expenses in our consolidated financial statements. The difference between the total net impact of A-Tel and the amount netted from selling and marketing expenses is recorded in the share of profit of equity accounted investees line of our financial statements.

Net finance income/(expense): In the third quarter of 2007, as a result of our increasing cash balance, finance income increased compared to the same quarter of last year to US$83.5 million. On the other hand, our finance expenses increased to US$230.7 million mainly due to foreign exchange losses of US$205.1 million resulting from the appreciation of TRY against US$ during the third quarter of 2007.

Foreign exchange losses can be classified into two main categories; first being realized losses incurred on structured forward contracts that matured in the third quarter of 2007 amounting to US$39 million, and the second being accrued losses; mainly related to translation losses on foreign currency long position, and transaction losses accrued from structured forward contracts that may be realized in the rest of 2007, depending on currency fluctuation, amounting to US$100 million, and US$66 million respectively.

Overall, our net finance expense was US$147.2 million in the third quarter of 2007 compared to US$83.3 million net finance income in the corresponding period last year.

Income tax expense: The total taxation charge in the third quarter of 2007 decreased from US$108.9 million in the third quarter of 2006 to US$50.2 million.

Out of the total tax charge during the third quarter of 2007, US$104.2 million was related to current tax charges and a deferred tax income of US$54.0 million was realized during the quarter. The increase in the deferred tax income was mainly due to the differences between our Turkish statutory financial statements and our financial statements prepared in accordance with IFRS.

Third Quarter 2007 Results

Income tax expense (million US$)	Q3 2006	Q2 2007	Q3 2007	Q3 2007- Q3 2006 % Chg	Q3 2007- Q2 2007 % Chg

Current Tax expense	(92.2)	(79.4)	(104.2)	13.0%	31.2%
Deferred Tax income /(expense)	(16.7)	33.0	54.0	(423.4%)	63.6%
Income Tax expense	(108.9)	(46.4)	(50.2)	(53.9%)	8.2%

EBITDA: In the third quarter of 2007, EBITDA increased by 61.7% year on year to US$771.5 million mainly due to the increase in revenue with costs decreasing as a percentage of revenue. Accordingly, EBITDA margin during the same period improved to 45% from 40% in the third quarter of 2006. Given current trends and assumptions, we believe an EBITDA margin of 40% is achievable for the full year 2007.

In 2008, we expect EBITDA margin to be a few points lower than 2007.

Net income: We recorded net income of US$401.2 million in the third quarter of 2007. The year on year increase of 28.7% was mainly due to our improving operational performance and decrease in taxation charge despite the foreign exchange losses due to the appreciation of TRY against US$ in the third quarter of 2007.

Total Debt: Our consolidated debt amounted to US$739.9 million as of September 30, 2007. US$527.6 million of this was related to our Ukrainian operations.

Consolidated Cash Flow (million US$)	Q3 2006	Q2 2007	Q3 2007

EBITDA	477.1	596.9	771.5
LESS:
Capex and License	(176.2)	(190.7)	(188.1)
Turkcell	(139.1)	(94.6)	(130.3)
Ukraine	(27.3)	(53.0)	(26.1)
Investment & Marketable Securities	(189.9)	-	10.4
Net Interest Income	30.6	29.6	57.9
Other	244.3	(282.5)	151.9
Net Change in Debt	(30.3)	68.4	38.4
Turkcell	(27.4)	-	-
Ukraine	-	-	21.3*
Dividend paid by Turkcell	-	(411.9)	-
Cash Generated	355.6	(190.2)	842.0
Cash Balance	985.1	1,672.5	2,514.5

(*)This financing has been drawn down by Financell B.V., a wholly owned subsidiary of Turkcell,

in July and has been provided to Astelit.

Cash Flow Analysis: Capital expenditures in the third quarter of 2007 amounted to US$188.1 million of which US$26.1 million was related to our Ukrainian operations.

In 2008, we expect to spend approximately US$800 million in operational capital expenditure in Turkey, which includes some 3G and broadband capital expenditures but excludes any potential 3G license fee. In addition, our consolidated subsidiary Astelit expects to spend approximately US$250 million in capital expenditure in Ukraine.

Third Quarter 2007 Results

Operational Review

Summary of Operational Data	Q3 2006	Q2 2007	Q3 2007	Q3 2007- Q3 2006 % Chg	Q3 2007-Q2 2007 % Chg

Number of total subscribers (million)	30.8	33.8	34.8	13.0%	3.0%
Number of postpaid subscribers (million)	5.7	6.1	6.3	10.5%	3.3%
Number of prepaid subscribers (million)	25.1	27.7	28.5	13.5%	2.9%

ARPU (Average Monthly Revenue per User), blended (US$)	12.1	14.1	15.3	26.4%	8.5%
ARPU, postpaid (US$)	30.3	38.2	39.5	30.4%	3.4%
ARPU, prepaid (US$)	8.0	8.8	10.0	25.0%	13.6%

ARPU, blended (TRY)	18.3	18.8	19.8	8.2%	5.3%
ARPU, postpaid (TRY)	45.7	50.9	51.1	11.8%	0.4%
ARPU, prepaid (TRY)	12.0	11.7	13.0	8.3%	11.1%

Churn (%)	4.1	4.7	5.7	1.6 p.p.	1.0 p.p.

MOU (Average Monthly Minutes of usage per subscriber), blended	81.8	89.4	83.0	1.5%	(7.2%)

Subscribers: Our strong growth in our subscriber base continued and we added one million net new subscribers in the third quarter of 2007. The subscriber base grew by 13% on an annual basis and reached 34.8 million as of September 30, 2007 as a result of our focus on the distribution channel network and our well perceived offers and campaigns. Our value focus continued and we recorded a favorable growth in our subscriber base supported by our postpaid customer focus. Of the new gross subscribers in the quarter, 89% were prepaid and 11% were postpaid.

The net additions decreased from 1.5 million in the second quarter of 2007 to 1 million in the third quarter of 2007. This was in line with our value focus and mainly due to the involuntary churn of low ARPU generating prepaid subscribers gained through acquisition campaigns in previous quarters.

We expect penetration in Turkish GSM market to reach near 85% by the end of 2007 and we expect our subscriber base to grow approximately 12% on annual basis in 2007.

During 2008, we anticipate growth in the Turkish GSM market to continue and expect penetration to near 95% by the end of the year. We also expect our subscriber base to continue to grow although at a slower pace compared to 2007.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers. In the third quarter of 2007, we recorded a churn rate of 5.7%, an increase of 1.6 percentage points compared to the same period in 2006, mainly due to prepaid involuntary churn triggered by high subscriber acquisitions in previous quarters. The churners were mainly low ARPU generating prepaid subscribers, with relatively less churn in higher ARPU segments.

Third Quarter 2007 Results

In 2008, we expect churn rate to be a few percentage points higher than 2007 under the assumption that Mobile Number Portability (“MNP”) will be implemented during the second half of 2008.

MoU: In the third quarter of 2007, we recorded strong blended minutes of usage per subscriber (“MoU”) of 83.0 minutes. Strong usage behavior continued in the third quarter of 2007 despite the major reduction of incentives in the Pomegranade Campaign introduced in the second quarter of 2007 and lower usage during the Ramadan period. Our initiatives are aimed at creating a win-win situation by incentivising usage through bundled free service offers while maintaining a value generation focus

In 2008, we expect usage to increase as our incentives and loyalty programmes will continue.

ARPU: Our blended average revenue per user (“ARPU”) grew by 26.4% to US$15.3 compared to the third quarter in 2006. This change was mainly due to the 14% appreciation of TRY against US$ combined with the average price increase of 11% on an annual basis despite the dilutive impact of growing prepaid subscriber base during this period.

Our ARPU in TRY terms grew by 8.2% to TRY19.8 in the third quarter of 2007 from TRY18.3 in the third quarter of 2006.

In 2008, we expect to see increase in ARPU in TRY terms despite the dilutive impact of prepaid subscribers.

Regulatory Environment

During the quarter, the tender for granting the 3G licenses in Turkey that took place on September 7, 2007 was cancelled. Although there has been no official declaration regarding the timing of any new tender for granting the 3G licenses, we expect the 3G licensing in Turkey to take place in 2008. We look forward to the implementation of 3G in Turkey. The progress on the MNP continues and our base assumption for the implementation of MNP is that it will take place in the second half of 2008.

Furthermore on the regulation front, the Telecommunications Authority (“TA”) notified us about certain new measures to set minimum and maximum pricing. The TA’s intention with these new measures is to set minimum rates for on-net and maximum rates for off-net calling prices. Currently, we believe we are generally in compliance with regulatory requirements. However, we are in the process of evaluating the TA’s new measures and if we determine that we are required to take any steps to revise our pricing policy on some of our tariff plans in order to comply with the TA's new measures, such steps may have an adverse effect on our results of operations.

International Operations

Fintur

We hold a 41.45% stake in Fintur and through Fintur we hold interests in GSM operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

FINTUR as of September 30, 2007	Subscriber (million)	Revenue (US$ million)

Kazakhstan	5.4	225
Azerbaijan	2.8	124
Moldova	0.5	14
Georgia	1.2	47
TOTAL	9.9	410*

(*) Combined revenue

Third Quarter 2007 Results

Strong revenue growth in Fintur’s operations continued and Fintur’s consolidated revenue reached US$411.3 million in the third quarter of 2007, recording 28.3% growth on an annual basis. Fintur added approximately 1.2 million net new subscribers in the third quarter of 2007 and its total subscriber base grew to 9.9 million.

We account for our investment in Fintur using the equity method. Fintur’s contribution to income was US$32.0 million (US$27.2 million) in the third quarter of 2007.

Astelit

During the third quarter of 2007, Astelit; our 55% owned subsidiary in Ukraine, recorded promisingly positive results.

•	Astelit grew its revenue by 267.4% on annual basis
•	Astelit recorded positive EBITDA of US$2.9 million for the first time
•	Astelit’s operational indicators have remained very strong with subscribers reaching 7.6 million by growing 65.2% on an annual basis
•	3 month active subscriber base grew 147.4% on annual basis
•	3 month active ARPU increased by 48.7% on annual basis

The encouraging trends in Astelit’s financial and operational performance continued and it achieved an important milestone by reporting positive EBITDA for the first time in the third quarter of 2007, which was ahead of our plans. We expect to see this positive trend continuing in the coming quarters.

Summary Data for Astelit	Q3 2006	Q2 2007	Q3 2007

Number of subscribers (million)
Total	4.6	6.3	7.6
Active (3 months)[2]	1.9	4.0	4.7

Average Revenue per User (ARPU) in US$
Total	1.7	3.0	3.6
Active (3 months)	3.9	5.0	5.8

Revenue	20.7	54.8	76.0
EBITDA[3]	(21.9)	(9.6)	2.9
Net Loss	(57.9)	(46.1)	(42.0)

Capex	27.3	53.0	26.1

In the context of the financing of Astelit’s operations in line with previously indicated plans, depending on the market conditions and its financial performance, Astelit aims to arrange a loan within the next 12-18 months through a new financing package. However, based on capital requirements of Astelit, we may need to contribute to the financing of Astelit’s operations in the form of equity in 2008.

_________________________

2Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.

3EBITDA is a non-GAAP financial measure. See page 11 for the reconciliation of Euroasia’S EBITDA to net cash from operating activities. Eurasia holds 100% stake in Astelit.

Third Quarter 2007 Results

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous press releases and announcements had included Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenue,Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), financial income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL US$ million	Q3 2006	Q2 2007	Q3 2007	Q3 2007- Q3 2006 % Chg	Q3 2007-Q2 2007 % Chg

EBITDA	477.1	596.9	771.5	61.7%	29.3%
Other operating income/(expense)	(1.4)	3.1	2.4	(271.4%)	(22.6%)
Financial income	40.5	53.3	83.5	106.2%	56.7%
Financial expense	42.8	(163.5)	(230.7)	(639.0%)	41.1%
Net increase/(decrease) in assets and liabilities	35.7	(177.2)	316.0	785.1%	278.3%
Net cash from operating activities	594.7	312.6	942.7	58.5%	201.6%

Third Quarter 2007 Results

EUROASIA (Astelit) US$ million	Q3 2006	Q2 2007	Q3 2007	Q3 2007-Q3 2006 % Chg	Q3 2007-Q2 2007 % Chg

EBITDA	(21.9)	(9.6)	2.9	113.2%	130.2%
Other operating income/(expense)	(0.1)	-	0.2	300.0%	-
Financial income	0.4	0.4	0.7	75.0%	75.0%
Financial expense	(10.8)	(17.2)	(21.5)	99.1%	25.0%
Net increase/(decrease) in assets and liabilities	(10.1)	(11.0)	31.8	414.9%	389.1%
Net cash from operating activities	(42.5)	(37.4)	14.1	133.2%	137.7%

Turkcell Group Subscribers

We have approximately 45.0 million proportionate GSM subscribers as of September 30, 2007. This is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and multiplying the number of unconsolidated investees by our percentage ownership interest in each subsidiary. This figure includes the proportionate rather than total number of Fintur's GSM subscribers, but includes the total number of GSM subscribers in Ukraine and in our operations in Turkish Republic of Northern Cyprus (“Northern Cyprus”) because the financial statements of our subsidiaries in Ukraine and Northern Cyprus are consolidated within our financial statements.

Turkcell Group Subscribers (million)	Q3 2006	Q2 2007	Q3 2007	Q3 2007- Q3 2006 % Chg	Q3 2007-Q2 2007 % Chg

Turkcell	30.8	33.8	34.8	13.0%	2.9%
Ukraine	4.6	6.3	7.6	65.2%	20.6%
Fintur (pro rata)	1.7	2.1	2.3	35.3%	9.5%
Northern Cyprus	0.2	0.3	0.3	50.0%	-
TURKCELL GROUP*	37.3	42.5	45.0	5.9%	20.6%

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "may," "will," "expect," "intend," “plan,” "estimate," "anticipate," "believe" or "continue."

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time,we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  All written and oral forward-looking statements attributable to us in this release are expressly qualified in their entirety by reference to these cautionary statements.

Third Quarter 2007 Results

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 34.8 million postpaid and prepaid customers as of September 30, 2007 operating in a three player market with a market share of approximately 58% as of June 30, 2007 (Source: The Telecommunications Authority). In addition to high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (“GPRS”) countrywide and Enhanced Data Rates for GSM Evolution (“EDGE”) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 565 operators in 196 countries as of November 7, 2007.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,521 million net revenue for the nine months ended September 30, 2007 and US$4,700 million net revenue for the year ended December 31, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the New York Stock Exchange (“NYSE”) and the Istanbul Stock Exchange (“ISE”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 4.22% by Cukurova Group, 13.07% by Sonera Holding, 4.07% by M.V. Group and 0.01% by others while the remaining 27.63% is free float.

For further information please contact:

Contact:

Turkcell:
Investors:	Media:
Koray Ozturkler, Investor Relations	Doruk Arbay, Corporate Communications
Tel: +90-212-313-1500	Tel: + 90-212-313-2319
Email: koray.ozturkler@turkcell.com.tr	Email: doruk.arbay@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 18, 2007	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 18, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer